SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Index

1. Summary of 2006 1st Quarter Business Report

2. Exhibit 99.1_Kookmin Bank Review Report for the 1st Quarter of 2006

S ummary of 2006 1st Quarter Business Report

On May 15, 2006, pursuant to the Securities and Exchange Act of Korea, Kookmin Bank filed its business report for the first quarter of 2006 (the “Business Report”) to the Financial Supervisory Commission of Korea and the Korea Exchange. This is the summary of the Business Report translated into English.

All references to “Kookmin Bank” mean Kookmin Bank on a non-consolidated basis, and all references to “we”, “us” or “the Bank” mean Kookmin Bank and, as the context may require, its subsidiaries. In addition, all references to “Won” or “W” in this document are to the currency of the Republic of Korea.

1. Introduction to the Bank

1.1. Business Purposes

The business purpose of the Bank is to engage in the following business activities:

■	The banking business as prescribed by the Bank Act,

■	The trust business as prescribed by the Banking Trust Act,

■	The credit card business as prescribed by the Non-Banking Financing Act, and

■	Other businesses permitted by the Bank Act or other relevant Korea laws and regulations

1.2. History

■	November 1, 2001

Incorporated and listed on the New York Stock Exchange

■	November 9, 2001

Listed on the Korea Stock Exchange

■	September 23, 2002

Integrated IT platforms of old Kookmin Bank and H&CB

■	December 4, 2002

Entered into a strategic alliance agreement with ING Bank N.V., which replaced the prior investment agreement with H&CB

■	May 30, 2003

Entered into a merger agreement with Kookmin Credit Card, one of our major subsidiaries, and officially submitted Merger Statement to Financial Supervisory Commission

■	September 30, 2003

Completed small-scale merger with Kookmin Credit Card

■	December 16, 2003

Completed strategic investment in Bank International Indonesia (BII) by investing in 25% stake of the Consortium of Sorak Financial Holdings

■	December 19, 2003

Fully privatized through the entire disposition of Korean government’s stake in Kookmin Bank

■	April 29, 2004

Established a subsidiary, KB Life Co. Ltd., to engage in insurance business

■	July 22, 2004

Made an alliance with China Construction Bank for the foreign currency business

■	August 31, 2004

ING Bank N.V. made a contract with KB for the strategic investment in KB Life

■	October 29, 2004

Appointed Mr. Chung Won Kang as the President & CEO in Extraordinary General Shareholders’ Meeting

■	December 31, 2004

The largest shareholder of Kookmin Bank changed from ING Bank N.V. Amsterdam to Euro-Pacific Growth Fund

■	January 01, 2005

Integration of three labor unions (former Kookmin Bank, former H&CB, former Kookmin Credit Card) into a single KB labor union

■	March 02, 2005

Open KB Satellite Broad Casting System for the first time in Korea

■	March 21, 2005

The largest shareholder of Kookmin Bank changed from Euro-Pacific Growth Fund to ING Bank N.V. Amsterdam

■	June 16, 2005

Disposed 27,423,761 shares of treasury stock by means of the combination of domestic over-the-counter-sales and an international issuance of depository receipts

■	July 26, 2005

Obtained an approval from FSS to use Market Risk Internal Model for the first time among domestic financial institutions

■	October 14, 2005

The largest shareholder of Kookmin Bank changed from ING Bank N.V. Amsterdam to Euro-Pacific Growth Fund

■	February 2, 2006

Established “Basel II system to calculate credit risk weighted asset and New BIS Capital adequacy ratio” for the first time among domestic financial institutions

■	March 24, 2006

Selected as preferred bidder for the acquisition of Korea Exchange Bank

1.3. Capital Structure

1.3.1. Common Shares

Kookmin Bank has authority to issue a total of 1,000,000,000 shares of capital stock according to its Articles of Incorporation. Kookmin Bank’s Articles of Incorporation also provide that it is authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares of common stock. On completion of the merger between Former Kookmin Bank and H&CB, Kookmin Bank issued 299,697,462 common shares.

Upon the resolution of shareholders’ meeting held on March 22, 2002, Kookmin Bank issued additional 17,979,954 common shares in connection with stock dividend of 6 percent.

On November 25, 2002 Goldman Sachs Capital Koryo, L.P. converted all of its convertible bonds into common shares. According to this conversion on November 30, 2002, Kookmin Bank issued 10,581,269 common shares and distributed them to Goldman Sachs Capital Koryo, L.P.

With regard to the merger between Kookmin Bank and Kookmin Credit Card on September 30, 2003, Kookmin Bank issued additional 8,120,431 shares on October 1, 2003. Accordingly, as of September 30, 2005, total 336,379,116 shares were issued with 1,681,896 million Won of paid-in capital.

1.3.2. Treasury Stock

The acquisition and disposition of our treasury stock during the first quarter of 2006 are as follows.

(Units: in thousand of Won unless indicated otherwise)

Date	Details	(Units: shares)
December 31, 2005	Outstanding Treasury Shares	217,935
January 13, 2006	Disposition due to exercise of stock option by grantees	217.935
March 31, 2006	Outstanding Treasury Shares	0

1.3.3. Stock Option

The following table is the breakdown of stock options Kookmin Bank has granted to the directors and employees as of March 31, 2006.

(Units: in Won, shares)

			Exercise period		Exercise price	Number of granted options[1]	Number of exercised options	Number of exercisable options
Grant date	Name of the grantee	Position when granted	From	To
28-Feb-00	Jan Op de Beeck	Director&Executive Vice President	01-Mar-03	28-Feb-06	27,600	22,490	22,490	0
28-Feb-00	Kuk Ju Kwon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	4,800	0
28-Feb-00	Joon Park	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	4,800	0
28-Feb-00	Moon Soul Chung	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	7,000	0
28-Feb-00	Heung Soon Chang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	2,486	0
28-Feb-00	Sung Hee Jwa	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	4,800	0
28-Feb-00	Sung Cheon Hong & 9 others	Employees	01-Mar-03	28-Feb-06	27,600	67,283	67,283	0
24-Mar-01	Young Il Kim	Executive Vice President	25-Mar-04	24-Mar-07	25,100	30,000	30,000	0
24-Mar-01	Jong In Park	Executive Vice President	25-Mar-04	24-Mar-07	25,100	19,333	3,500	15,833
24-Mar-01	Jae Kyu Lee	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	1,518	800
24-Mar-01	Jae Han Kim & 2 others	Employees	25-Mar-04	24-Mar-07	25,100	16,491	14,916	1,575
15-Mar-01	Sang Hoon Kim	Chairman&CEO	16-Mar-04	15-Mar-09	28,027	29,614	15,000	14,614
15-Mar-01	Jong Min Lee	Chief Audit Executive	16-Mar-04	15-Mar-09	28,027	14,807	2,807	12,000
15-Mar-01	In Kie Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Ji Hong Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Seung Heon Han	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Young Seok Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Se Woong Lee	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Bock Woan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoo Hwan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Duk Hyun Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	2,845	9,000
15-Mar-01	Ok Hyun Yoon	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	5,845	6,000
15-Mar-01	Byung Sang Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	5,845	6,000
15-Mar-01	Byung Jin Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	6,845	5,000
15-Mar-01	Han Koo Ji & 36 others	Employees	16-Mar-04	15-Mar-09	28,027	39,092	16,469	22,623
16-Nov-01	Jung Tae Kim	President & CEO	17-Nov-04	16-Nov-09	51,200	500,000	500,000	0
16-Nov-01	Sang Hoon Kim	Chairman	17-Nov-04	16-Nov-09	51,200	150,000	0	150,000
22-Mar-02	Choul Ju Lee	Chief Audit Executive	23-Mar-05	22-Mar-10	57,100	9,963	0	9,963
22-Mar-02	Henry Cornell	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	0	3,321
22-Mar-02	Keun Shik Oh	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	421	2,900
22-Mar-02	Dong Soo Chung	Non Executive Director	23-Mar-05	22-Mar-10	57,100	10,000	0	10,000
22-Mar-02	Ji Hong Kim	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	0	3,321
22-Mar-02	Timothy Hartman	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	0	3,321
22-Mar-02	Sun Jin Kim	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,000	0	3,000
22-Mar-02	Moon Soul Chung	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,000	0	3,000
22-Mar-02	Kyung Hee Yoon	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,000	0	3,000
22-Mar-02	Jong Kyoo Yoon	Executive Vice President	23-Mar-05	22-Mar-10	57,100	20,522	0	20,522
22-Mar-02	Bong Hwan Cho	Executive Vice President	23-Mar-05	22-Mar-10	57,100	9,498	0	9,498
22-Mar-02	Bum Soo Choi	Executive Vice President	23-Mar-05	22-Mar-10	57,100	13,339	3,339	10,000
22-Mar-02	Bock Woan Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	13,339	0	13,339

[1]	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees.

			Exercise period		Exercise price	Number of granted options[1]	Number of exercised options	Number of exercisable options
Grant date	Name of the grantee	Position when granted	From	To
22-Mar-02	Ki Taek Hong	Executive Vice President	23-Mar-05	22-Mar-10	57,100	19,525	0	19,525
22-Mar-02	Sung Hyun Chung	Executive Vice President	23-Mar-05	22-Mar-10	57,100	19,525	0	19,525
22-Mar-02	Ki Sup Shin	Executive Vice President	23-Mar-05	22-Mar-10	57,100	26,405	2,405	24,000
22-Mar-02	Byung Sang Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	9,498	0	9,498
22-Mar-02	Jong Young Yoon & 15 others	Employees	23-Mar-05	22-Mar-10	57,100	147,658	0	147,658
26-Jul-02	Donald H. MacKenzie	Executive Vice President	27-Jul-05	26-Jul-10	58,800	23,899	0	23,899
21-Mar-03	Suk Yong Cha	Non Executive director	22-Mar-06	21-Mar-11	58,600	10,000	10,000	0
21-Mar-03	Ki Hong Kim	Non Executive director	22-Mar-06	21-Mar-11	58,600	10,000	0	10,000
21-Mar-03	Moon Soul Chung	Non Executive director	22-Mar-06	21-Mar-11	43,800	6,678	0	6,678
21-Mar-03	Sun Jin Kim	Non Executive director	22-Mar-06	21-Mar-11	43,800	6,678	0	6,678
21-Mar-03	Richard Elliott Lint	Non Executive director	22-Mar-06	21-Mar-11	43,800	6,678	0	6,678
21-Mar-03	Kyung Hee Yoon	Non Executive director	22-Mar-06	21-Mar-11	43,800	6,678	0	6,678
21-Mar-03	Bernard S. Black	Non Executive director	22-Mar-06	21-Mar-11	43,800	6,678	0	6,678
21-Mar-03	Eun Joo Park	Non Executive director	22-Mar-06	21-Mar-11	42,200	3,351	0	3,351
21-Mar-03	Cheol Soo Ahn	Non Executive director	22-Mar-06	21-Mar-11	42,200	3,351	0	3,351
21-Mar-03	Kyung Bae Suh	Non Executive director	22-Mar-06	21-Mar-11	42,200	3,351	0	3,351
21-Mar-03	Sung Chul Kim	Executive Vice President	22-Mar-06	21-Mar-11	35,500	9,443	0	9,443
21-Mar-03	Woo Jung Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,500	9,443	0	9,443
21-Mar-03	See Young Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,500	7,024	0	7,024
21-Mar-03	Won Suk Oh & 5 others	Employees	22-Mar-06	21-Mar-11	35,500	62,993	0	62,993
27-Aug-03	Jin Baek Cheong	Executive Vice President	28-Aug-03	27-Aug-11	40,500	5,091	0	5,091
22-Mar-01	Han Kyoung Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	6,644	0	6,644
22-Mar-01	Jun Chae Song	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	6,644	0	6,644
22-Mar-01	Cheol Ho Kim	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	4,429	0	4,429
22-Mar-01	Myoung Woo Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	4,429	0	4,429
29-Mar-02	Boung Hak Kim	Former KCC Officer	30-Mar-04	29-Mar-11	129,100	3,330	0	3,330
29-Mar-02	Sun Lee	Former KCC Officer	30-Mar-04	29-Mar-11	129,100	3,330	0	3,330
29-Mar-02	Jang Ok Kim	Former KCC Officer	30-Mar-04	29-Mar-11	129,100	3,330	0	3,330
09-Feb-04	Young Il Kim	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	7,125	0	7,125
09-Feb-04	Jeung Lak Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	7,452	0	7,452
09-Feb-04	Sang Jin Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	7,125	0	7,125
09-Feb-04	Yun Keun Jung	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Kuk Shin Kang & 9 others	Employees	10-Feb-07	09-Feb-12	46,100	48,837	0	48,837
23-Mar-04	Dong Soo Chung	Non Executive Director	24-Mar-07	23-Mar-12	48,500	5,000	0	5,000
23-Mar-04	Woon Youl Choi	Non Executive Director	24-Mar-07	23-Mar-12	48,800	5,000	0	5,000
23-Mar-04	Wang Ha Cho	Non Executive Director	24-Mar-07	23-Mar-12	48,800	5,000	0	5,000
23-Mar-04	Young Soon Cheon	Non Executive Director	24-Mar-07	23-Mar-12	48,500	5,000	0	5,000
23-Mar-04	Jung Young Kang	Senior Executive Vice President	24-Mar-07	23-Mar-12	47,200	10,000	0	10,000

[2]	Exercise price = 35,500 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

			Exercise period		Exercise price	Number of granted options[1]	Number of exercised options	Number of exercisable options
Grant date	Name of the grantee	Position when granted	From	To
01-Nov-04	Chung Won Kang	President & CEO	02-Nov-07	01-Nov-12	X3	700,000	0	700,000
18-Mar-05	Hyung Duk Chang	Chief Audit Executive	19-Mar-08	18-Mar-13	X4	30,000	0	30,000
18-Mar-05	Kap Shin	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Dong Won Kim	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Yun Keun Jung	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	8,759	0	8,759
18-Mar-05	Nam Sik Yang	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Hyo Sung Won	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Yong Kook Oh	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Sang Jin Lee	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	8,759	0	8,759
18-Mar-05	Ahn Sook Koo	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	8,759	0	8,759
18-Mar-05	Jung Young Kang	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Young Han Choi	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Dong Soo Choe	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Seong Kyu Lee	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	8,759	0	8,759
18-Mar-05	Jun Bo Cho	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	8,759	0	8,759
18-Mar-05	Jeong Min Kim	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Sung Soo Jung & 22 others	Employees	19-Mar-08	18-Mar-13	46,800	281,274	0	281,274
18-Mar-05	Suk Yong Cha	Non Executive director	19-Mar-08	18-Mar-13	61,000	5,091	0	5,091
18-Mar-05	Ki Hong Kim	Non Executive director	19-Mar-08	18-Mar-13	60,300	5,077	0	5,077
18-Mar-05	Young Soon Cheon	Non Executive director	19-Mar-08	18-Mar-13		15,000	0	15,000
18-Mar-05	Dong Soo Chung	Non Executive director	19-Mar-08	18-Mar-13	X4	15,000	0	15,000
18-Mar-05	Chang Kyu Lee	Non Executive director	19-Mar-08	18-Mar-13		15,000	0	15,000
18-Mar-05	Hun Namkoong	Non Executive director	19-Mar-08	18-Mar-13	61,000	5,091	0	5,091
18-Mar-05	Doo Hwan Song	Non Executive director	19-Mar-08	18-Mar-13		15,000	0	15,000
18-Mar-05	Dam Cho	Non Executive director	19-Mar-08	18-Mar-13	X4	15,000	0	15,000
18-Mar-05	Nobuya Takasugi	Non Executive director	19-Mar-08	18-Mar-13		15,000	0	15,000
27-Apr-05	Kyung Wook Kang	Employee	28-Apr-08	27-Apr-13	45,700	15,000	0	15,000

[3]	Exercise price = 37,600 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period—KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.
[4]	Exercise price = 46,800 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period—KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

			Exercise period		Exercise price	Number of granted options[1]	Number of exercised options	Number of exercisable options
Grant date	Name of the grantee	Position when granted	From	To
22-Jul-05	Donald H. MacKenzie	Senior Executive Vice President	23-Jul-08	22-Jul-13	49,200	30,000	0	30,000
23-Aug-05	Youn Soo Kim	Executive Vice President	24-Aug-08	23-Aug-13	53,000	15,000	0	15,000
24-Mar-06	Dong Soo Chung	Non Executive director	25-Mar-09	24-Mar-14		20,000	0	20,000
24-Mar-06	Doo Hwan Song	Non Executive director	25-Mar-09	24-Mar-14		10,000	0	10,000
24-Mar-06	Chang Kyu Lee	Non Executive director	25-Mar-09	24-Mar-14		10,000	0	10,000
24-Mar-06	Dam Cho	Non Executive director	25-Mar-09	24-Mar-14		10,000	0	10,000
24-Mar-06	Nobuya Takasugi	Non Executive director	25-Mar-09	24-Mar-14		10,000	0	10,000
24-Mar-06	Young Soon Cheon	Non Executive director	25-Mar-09	24-Mar-14		5,000	0	5,000
24-Mar-06	Kee Young Chung	Non Executive director	25-Mar-09	24-Mar-14		30,000	0	30,000
24-Mar-06	Bo Kyung Byun	Non Executive director	25-Mar-09	24-Mar-14		30,000	0	30,000
24-Mar-06	Bae Kin Cha	Non Executive director	25-Mar-09	24-Mar-14		30,000	0	30,000
24-Mar-06	Hyung Duk Chang	Chief Audit Executive	25-Mar-09	24-Mar-14	X5	20,000	0	20,000
24-Mar-06	Ki Hong Kim	Chief Executive Vice President	25-Mar-09	24-Mar-14		210,000	0	210,000
24-Mar-06	Kap Joe Song	Senior Executive Vice President	25-Mar-09	24-Mar-14		45,000	0	45,000
24-Mar-06	Dal Soo Lee	Senior Executive Vice President	25-Mar-09	24-Mar-14		20,000	0	20,000
24-Mar-06	Won Sik Yeo	Senior Executive Vice President	25-Mar-09	24-Mar-14		20,000	0	20,000
24-Mar-06	De Oak Shin	Senior Executive Vice President	25-Mar-09	24-Mar-14		20,000	0	20,000
24-Mar-06	Chung Won Cho & 14 others	Employees	25-Mar-09	24-Mar-14		450,000	0	450,000
		Total				4,069,902	735,414	3,334,488

[5]	Exercise price = 75,200 Won x (1 + TRS of the three major competitors x 0.4)
-	The detail condition of stock option granted on March 24, 2006 can be found on the Current Report on Form 6-K, which was submitted via EDGAR to the U.S. Securities and Exchange Commission on March 8, 2006 and March 24, 2006
-	The number of stock options granted on February 9, 2004 and March 23, 2004 is the stock options granted over 1 year.
-	The number of stock options granted on November 11, 2004, March 18, 2005, July 22, 2005 and August 23, 2005 is the stock options granted over 3 years.
-	The number of stock options granted on March 24, 2006 is the stock options granted over 1 year, 2 years and 3 years

1.4. Employee Stock Ownership Association1

	Beginning balance (January 1, 2006)	Increase	Decrease	Ending Balance (March 31, 2006)	Remarks
Registered common stock	2,868,596	—	32,298	2,836,298	—
Total	2,868,596	—	32,298	2,836,298	—

1.5. Dividend

The following table shows dividend policy and the related information for the last three years. The Board of Directors of Kookmin Bank made a resolution to pay dividend for the fiscal year of 2005, and shareholders of Kookmin Bank approved of the dividend payout for the year at the general shareholders’ meeting held on March 24, 2006

(Units: in millions of Won unless indicated otherwise)

	March 2006	2005	2004
Net (loss) income for the period	—	2,252,218	360,454
Diluted (loss) earnings per share (Won)	—	6,977[2]	1,176
Total dividend amount	—	184,889	168,574
Dividend payout ratio (%)	—	8.21[3]	46.77
Cash dividend per common share (Won)	—	550	550
Stock dividend per common share (%)	—	—	—
Dividend per preferred share (Won)	—	—	—
Dividend yield ratio (%)	—	0.72[4]	1.42

[1]	Disposed 2,000,000 shares of Treasury stock for the purpose of contribution to ESOP on February 23, 2005 and April 12, 2005.
[2]	Earnings per share = net income (2,252,218,097,725 Won) / weighted average number of shares (322,785,751 shares).
[3]	Dividend payout ratio = total dividend amount for common shares (184,888,649,550 Won) / net income (2,252,218,097,725 Won).
[4]	Dividend yield ratio = dividend per share (550 Won) / average closing price for a week based on business day prior to market closing date of December 31, 2005 (76,000 Won).

2. Business

2.1. Sources and Uses of Fund

2.1.1. Sources of Fund

(Unit: in millions of Won)	March 31, 2006		December 31, 2005		December 31, 2004
	Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency
Deposits	112,163,939	2.75	114,394,983	2.82	118,017,849	3.29
Certificate of deposit	5,925,941	4.12	5,008,378	3.69	6,108,179	4.06
Borrowings	2,844,767	3.17	2,674,268	3.02	3,053,890	3.43
Call money	2,119,277	3.72	931,968	3.24	1,117,576	3.55
Other	24,224,663	4.94	24,315,388	5.08	23,376,439	5.61

Subtotal	147,278,587	3.19	147,324,985	3.23	151,673,933	3.68

Foreign currency
Deposits	1,429,416	1.94	1,473,811	1.61	1,777,402	0.61
Borrowings	2,907,134	2.55	3,231,480	2.06	2,796,300	0.94
Call money	944,686	4.46	285,573	3.48	145,809	1.43
Finance debentures issued	1,159,312	4.44	765,723	4.09	824,745	2.28
Other	60,777	—	52,592	—	40,383	—

Subtotal	6,501,325	3.01	5,809,179	2.26	5,584,639	1.04

Other
Total Shareholders Equity	12,972,085	—	11,369,246	—	9,284,477	—
Allowances	1,027,109	—	677,036	—	459,124	—
Other	11,919,118	—	12,041,392	—	12,773,040	—
Subtotal	25,918,312	—	24,087,674	—	22,516,641	—

Total	179,698,224	2.72	177,221,838	2.76	179,775,213	3.14

2.1.2. Uses of Fund

(Unit: in millions of Won)	March 31, 2006		December 31, 2005		December 31, 2004
	Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency
Due from banks	53,751	1.04	304,662	2.97	184,593	0.83
Securities	30,262,771	4.47	27,676,964	4.58	23,930,678	5.14
Loans	118,306,537	6.32	120,539,476	6.24	125,504,672	6.64
Advances for customers	15,230	1.50	23,947	8.64	71,213	2.01
Call loan	1,246,709	3.95	1,473,725	3.43	1,661,772	3.78
Private placement corporate bonds	3,941,815	6.24	1,887,514	6.95	1,322,470	6.58
Credit card accounts	7,379,259	25.60	7,321,906	27.46	9,581,330	26.80
Other	317,399	—	267,061	—	172,783	—
Allowance for credit losses ( - )	2,435,278	—	3,034,841	—	3,844,940	—

Subtotal	159,088,193	6.97	156,460,414	7.08	158,584,571	7.81

Foreign currency
Due from banks	501,519	3.88	598,015	2.88	632,526	1.34
Securities	772,002	7.09	858,565	6.15	1,208,124	3.88
Loans	3,989,757	4.06	4,745,013	2.97	4,011,351	2.73
Call loan	449,615	4.52	132,210	3.24	114,606	1.63
Bills bought	2,580,980	3.54	1,037,144	4.64	568,502	4.07
Other	1,712	—	2,209	—	4,812	—
Allowance for credit losses ( - )	56,984	—	64,290	—	94,501	—

Subtotal	8,238,601	4.28	7,308,866	3.68	6,445,420	3.03

Other
Cash	987,497	—	956,471	—	965,852	—
Fixed assets held for business	2,411,715	—	2,508,879	—	3,084,589	—
Other	8,972,218	—	9,987,209	—	10,694,781	—

Subtotal	12,371,430	—	13,452,558	—	14,745,222	—

Total	179,698,224	6.37	177,221,838	6.40	179,775,213	7.00

2.1.3. Fee Transactions

(Unit: in millions of Won)

	March 31, 2006	March 31, 2005	December 31, 2005
Fee Revenue (A)
Won currency
Guarantees	1,368	1,319	5,336
Commissions received	227,051	196,459	804,934
Credit card	16,265	15,587	66,484
NHF	47,468	41,428	179,540

Foreign currency
Guarantees	1,365	880	4,227
Others	19,408	18,539	78,715

Subtotal	312,925	274,212	1,139,236

Fee Expense (B)
Won & foreign currency
Commissions paid in Won	35,405	19,952	119,539
Credit card	47,120	53,278	210,315
Others	5,610	4,760	22,692

Subtotal	88,135	77,990	352,546

Fee Income (A-B)	224,790	196,222	786,690

2.2. Principal Banking Activities

2.2.1. Deposits

The following table shows the average balances of our deposits for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

	March 31, 2006		December 31, 2005		December 31, 2004
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Deposits in Won
Demand deposits	16,466,101	17,036,926	14,985,812	17,946,067	12,994,946	14,338,784
Time & savings deposits	90,084,768	89,054,422	92,463,027	91,863,790	96,637,551	94,723,601
Mutual installment deposits	4,839,088	4,570,549	5,674,807	5,120,668	6,682,928	6,306,923
Mutual installment for housing	4,490,882	4,395,947	4,942,334	4,582,031	5,453,713	5,295,274
Certificates of deposits	5,925,941	7,609,810	5,008,378	5,389,543	6,108,179	4,911,891

Subtotal	121,806,780	122,667,654	123,074,358	124,902,099	127,877,317	125,576,473

Deposits in foreign currency	1,429,416	1,425,814	1,473,811	1,379,133	1,769,828	1,434,061

Trust deposits
Money trust	7,561,247	8,101,742	7,114,352	7,405,675	7,701,447	7,028,835
Property trust	9,146,023	8,442,118	11,032,320	9,854,012	16,297,382	12,534,329

Subtotal	16,707,270	16,543,860	18,146,672	17,259,687	23,998,829	19,563,164

Total	139,943,466	140,637,328	142,694,841	143,540,919	153,645,974	146,573,698

2.2.2. Average Deposit per Domestic Branch

The following table shows the average balances of our deposits per domestic branch as of the dates indicated.

(Unit: in millions of Won)

	March 31, 2006	December 31, 2005	December 31, 2004
Deposits	123,429	123,532	123,945
Deposits in Won	122,276	122,358	122,585

2.2.3. Average Deposit per Employee

The following table shows the average balances of our deposits per employee as of the dates indicated.

(Unit: in millions of Won)

	March 31, 2006	December 31, 2005	December 31, 2004
Deposits	7,624	7,725	7,232
Deposits in Won	7,553	7,652	7,152

2.2.4. Loan Balances

The following table shows the average balances of our loans for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

	March 31, 2006		December 31, 2005		December 31, 2004
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Loans in Won	118,300,428	117,860,232	120,532,216	118,565,341	125,496,237	122,721,898
Loans in foreign currency	5,286,070	5,354,020	4,745,013	5,314,883	4,011,351	3,860,828
Advances for customers	15,230	10,354	23,947	11,321	73,801	32,120

Subtotal	123,601,728	123,224,606	125,301,176	123,891,545	129,581,389	126,614,846

Trust account loans	327,732	331,769	334,404	328,127	429,054	361,906

Total	123,929,460	123,556,375	125,635,580	124,219,672	130,010,443	126,976,752

2.2.5. Loan Balances as of March 31, 2006 by Maturity

(Unit: in millions of Won)

	1 year & Less	More than 1 year~ 3 years	More than 3 years~ 5 years	More than 5 years	Total
Loans in Won	63,377,718	22,859,610	9,385,464	22,237,440	117,860,232
Loans in foreign currency	4,147,062	609,811	298,942	298,204	5,354,019

2.2.6. Loan Balances by Types

The following table shows the banking account balances of our loans in Won by uses as of the dates indicated.

(Unit: in millions of Won)

	March 31, 2006	December 31, 2005	December 31, 2004
Loans to enterprise
Loans for operations	31,003,457	30,498,328	31,678,117
Loans for facility	5,005,285	5,073,050	6,286,747
Loans to households	42,709,628	42,771,264	42,790,337
Loans to public sector & others
Loans for operations	504,407	643,141	673,456
Loans for facility	33,873	34,157	40,383
Loans on property formation savings	6,595	6,748	9,719
Loans for housing	38,594,647	39,535,441	41,234,086
Inter-bank loans	578	1,274	6,114
Others	1,762	1,938	2,939

Total	117,860,232	118,565,341	122,721,898

2.2.7. Loan to Deposit Ratio1

The following table shows loan to deposit ratio as of indicated dates.

(Units: in millions of Won, %)

	March 31, 2006	December 31, 2005	December 31, 2004
Loans (A)	118,300,428	120,532,216	125,496,237
Deposits (B)	121,806,780	123,074,358	127,877,317

Loan to deposit ratio (A/B)	97.12	97.93	98.14

2.2.8. Acceptances and Guarantees

(Unit: in millions of Won)

	March 31, 2006	December 31, 2005	December 31, 2004
Determined	1,847,386	1,789,560	975,788
Contingent	1,945,415	1,972,192	1,311,774

Total	3,792,801	3,761,752	2,287,562

[1]	Average balance of loans in Won / (average balance of deposits in Won + average balance of certificate of deposits)

2.2.9. Breakdown of Securities Investment

The following table shows the average balances of our securities for the periods ended and ending balances as of the indicated dates.

(Unit: in millions of Won)

	March 31, 2006		December 31, 2005		December 31, 2004
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Securities in Won (Banking account)
Monetary stabilization bonds	11,716,100	12,436,186	10,667,229	11,570,306	7,150,535	10,524,835
Government and public bonds	9,424,429	10,248,258	6,950,886	8,933,401	4,753,135	4,675,093
Debentures	9,466,220	9,971,180	7,334,555	9,184,403	7,013,765	6,152,749
Stocks	1,583,904	1,602,709	1,243,781	1,707,816	1,003,131	1,282,050
Others	2,013,932	2,244,487	3,368,027	2,105,353	5,332,583	5,583,539

Subtotal	34,204,585	36,502,820	29,564,478	33,501,279	25,253,149	28,218,266

Securities in Won (Trust account)
Monetary stabilization bonds	953,001	995,651	999,522	981,949	1,222,004	1,152,621
Government and public bonds	1,054,730	1,094,889	993,450	1,013,355	922,790	837,080
Debentures	2,015,785	1,977,711	1,979,588	2,017,298	2,363,630	2,312,459
Stocks	569,881	636,611	514,568	542,731	564,538	510,650
Others	3,391,036	3,771,515	2,745,143	3,311,235	2,101,832	2,324,393

Securities in foreign currency (Trust Account)	181,130	178,145	289,665	184,115	662,549	449,415

Subtotal	8,165,563	8,654,522	7,521,936	8,050,683	7,837,343	7,586,618

Securities in foreign currency (Banking account)
Foreign securities	516,761	527,845	579,561	525,892	894,722	745,352
Off-shore foreign securities	255,240	234,578	279,003	252,994	313,402	205,455

Subtotal	772,001	762,423	858,564	778,886	1,208,124	950,807

Total	43,142,149	45,919,765	37,944,978	42,330,848	34,298,616	36,755,691

2.2.10. Trust Account

(Unit: in millions of Won)

	March 31, 2006		December 31, 2005		December 31, 2004
	Average amount trusted	Trust fees	Average amount trusted	Trust fees	Average amount trusted	Trust fees
Return-guaranteed trust	330	249	335	43,088	369	8,365
Performance trust	16,706,940	17,248	18,146,337	77,756	23,998,460	93,856

Total	16,707,270	17,497	18,146,672	120,844	23,998,829	102,221

2.2.11. Credit Card

(Unit: in millions of Won unless indicated otherwise)

	As of or for the years ended of indicated dates
	March 31, 2006	December 31, 2005	December 31, 2004
Number of card holders (Person)
Corporate	166,088	159,047	182,109
Individual	9,121,217	9,342,552	11,362,173

Number of merchants	1,529,297	1,506,979	1,491,730
Sales volume[1]	14,992,215	62,475,085	66,918,805
Fee revenue	525,796	2,085,866	2,807,557

2.3. Branch Networks

As of March 31, 2006, we have 1,056 branches and 50 sub-branches in Korea, the largest number of branches among Korean commercial banks. Approximately 41% of our branches and sub-branches are located in Seoul.

We also have three overseas branches in Tokyo, New York and Auckland, and 1 overseas office in Guangzhou in China.

1.	Includes lump-sum & installment purchase, cash advances, check card & purchasing card

2.4. Other Information for Investment Decision

2.4.1. BIS Risk-adjusted Capital Ratios

(Units: in millions of Won, %)

	March 31, 2006[1]	December 31, 2005	December 31, 2004
Risk-adjusted capital (A)	18,066,743	15,682,535	13,334,531
Risk-weighted assets (B)	119,212,758	121,072,676	121,081,735

BIS ratios (A/B)	15.16	12.95	11.01

2.4.2. Non-Performing Loans2

(Units: in millions of Won unless indicated otherwise)

March 31, 2006		December 31, 2005		Change
Amount	NPL to total loans	Amount	NPL to total loans	Amount	NPL to total loans
1,868,949	1.36%	1,946,362	1.42%	-77,413	-0.06	%p

2.4.3. Loan Loss Allowances

The following table shows the balance of our loan loss allowances as of the dates indicated.

(Units: in millions of Won)

	March 31, 2006	December 31, 2005	December 31, 2004
Loan losses allowance
Loans in Won	2,335,818	2,496,655	3,181,433
Loans in foreign currencies	3,711	4,122	4,662

Total	2,339,529	2,500,777	3,186,095

Provision for loan losses	422,402	2,014,834	3,382,130

[1]	Tentative ratio
[2]	Non-performing loans are defined as those loans that are past due more than 90 days or that are placed non-accrual status according to the Financial Supervisory Service’s guidelines.

2.4.4. Changes of Loan Loss Allowances for Recent Three Years

(Unit: in millions of Won)

	March 31, 2006[1]	December 31, 2005[2]	December 31, 2004[3]
Beginning balance	2,500,777	3,186,095	3,948,736

Net Write-Off	(313,663)	(1,738,406)	(3,830,889)
Write-Off	(422,402)	(2,014,834)	(3,382,130)
Recovery	119,054	452,959	286,464
Other	(10,315)	(176,531)	(735,223)

Provision for loan losses	152,415	1,053,088	3,068,248

Ending balance	2,339,529	2,500,777	3,186,095

[1]	Includes present value discounts and allowance for other assets amounting to 17,192 million Won and 45,180 million Won, respectively as of March 31, 2006
[2]	Includes present value discounts and allowances for other assets amounting to 20,015 million Won and 47,502 million Won, respectively that had been recorded as of December 31, 2005
[3]	Includes present value discounts and allowance for other assets amounting to 22,111 million Won and 67,320 million Won, respectively that had been recorded as of December 31, 2004 and includes present value discounts and allowance for other assets amounting to 22,780 million Won and 38,692 million Won, respectively that had been recorded as of January 1, 2004

3. Financial Information

3.1. Non-Consolidated Condensed Financial Statements

(Unit: in millions of Won)

	As of or for the years ended of indicated dates
	March 31, 2006	December 31, 2005
Cash and due from banks	6,495,872	5,867,417
Securities	32,945,800	30,550,229
Loans	136,479,820	135,738,407
Fixed assets	2,391,874	2,436,702
Other assets	7,995,828	5,000,824

Total assets	186,309,194	179,593,649

Deposits	124,093,468	126,281,232
Borrowings	15,433,018	13,737,336
Debentures	19,493,616	16,547,987
Other liabilities	14,255,334	10,653,494

Total liabilities	173,275,436	167,220,049

Capital stocks	1,681,896	1,681,896
Capital surplus	6,258,297	6,254,786
Retained earnings	4,547,909	3,929,948
Capital adjustments	545,656	506,970

Total shareholders’ equity	13,033,758	12,373,600

Liabilities and Shareholders’ Equity	186,309,194	179,593,649

Operating revenue	4,980,785	17,855,258
Operating income	1,046,147	3,015,822
Continuing (loss) income before income taxes	1,124,349	3,228,253

Net (loss) income	802,981	2,252,218

3.2. Other Financial Information

See the Exhibit 99.1 Kookmin Bank Review Report by our independent auditors for our full- financial statements and relevant notes. The Review Report is also available at our website www.kbstar.com.

4. Independent Accountant Fees and Services

4.1. Audit & Review Fees

Deloitte Anjin LLC has reviewed our financial statements for the first quarter of 2006. The aggregate contract fee for the audit and review fees for the fiscal year 2006 is 1,350 million Won.

4.2. Non-Audit Services

The following is a description of non-audit services rendered by our independent auditor for the recent three years.

(Units: in millions of Won unless indicated otherwise)

Year	Service description	Amount of payment
1Q 2006	—	—
2005	- LOC (Letter of Comfort)	30

2004	- Refinancing	230
	- Due Diligence regarding the possible acquisition of DITC/ KITC	300
	- US GAAP calculation of provision for the third quarter of 2004	100
	- US GAAP conversion for 2004	USD 3,600 thousand

5. Corporate Governance and Affiliated Companies

5.1. Board of Directors & Committees under the Board

The board of directors holds regular meetings every quarter. The board of directors consists of directors and resolves each following matter:

■	Matters relating to business objectives and performance evaluation;

■	Matters relating to amendments of the Articles of Incorporation;

■	Matters relating to budget and accounting including salaries of directors and employees;

■	Matters relating to major organizational changes such as dissolution, business transfer and merger;

■	Matters relating to internal control standards; or

■	Other matters determined by law and the board of directors regulations.

We currently have six management committees that serve under the board:

■	The Board Steering Committee;

■	The Management Strategy Committee;

■	The Risk Management Committee;

■	The Audit Committee;

■	The Evaluation & Compensation Committee; and

■	The Non Executive Director Nominating Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general shareholders’ meeting. For the list of our directors, see 6. Directors, Senior Management and Employees / 6.1. Executive Directors and 6.2. Non-Executive Directors.

5.2. Audit Committee

Audit Committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors, compliance officers, management personnel and other committee advisors. The committee also reviews our financial information, auditor’s examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general shareholders’ meeting, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general shareholders’ meeting. The committee holds regular meetings every quarter and as-needed basis.

5.3. Compensation to Directors

The following table shows information regarding the remuneration paid to the Directors in the first quarter of 2006.

(Units: in millions of Won)

	The aggregate remuneration paid (From Jan to Mar)	Limit for the remuneration resolved by shareholders’ meeting (For the year 2006)	Average amount of the payment per person (From Jan to Mar)
1) Executive Directors (Except chief audit executive and non-executive directors)	2,123		708
2) Non Executive Directors (Except members of audit committee)	89	8,000	18
3) Members of Audit Committee (Including chief audit executive)	509		127

Total	2,721	8,000	227

As part of remuneration, Kookmin Bank also granted stock options to directors. See 1.3.3. Stock Option.

5.4. Voting Rights of Shareholders

Each outstanding share of our common stock is entitled to one vote per share. If the method of written resolution at the general shareholders’ meeting is adopted by resolution of the board of directors, at which the convening of the general shareholders’ meeting is determined, the shareholders may exercise their voting rights in writing without participating the meeting in person. In this case, the Bank is required to send the documents and references necessary for exercise of voting rights, together with the convening notice. If a shareholder intends to exercise his/her voting rights in writing, the shareholder is required to fill in a certain form and submit it to the Bank one day before the date set for the general shareholders’ meeting.

5.5. Share Ownership1

The following table presents information regarding the selected major ownership of our shares as of March 31, 2006.

(Unit: Shares, %)

Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
The Bank of New York[2]	51,175,814	15.21
Euro-Pacific Growth Fund	16,659,610	4.95

[1]	Information based on December 31, 2005
[2]	Depositary of ADRs

5.6. Affiliated Companies

5.6.1. List of Affiliates1

Affiliated companies of Kookmin Bank and its ownership as of March 31, 2006 are as follows.

■	KB Investment Co., Ltd. (99.99%)

■	KB Asset Management Co., Ltd. (80.00%)

■	KB Real Estate Trust Co., Ltd. (99.99%)

■	KB Credit Information Co., Ltd. (99.73%)

■	KB Data Systems Corporation (99.99%)

■	KB Futures Co., Ltd. (99.98%)

■	KB Life Co., Ltd. (51.00%)

■	ING Life Korea Ltd. (20.00%)

■	Kookmin Bank International (London) Ltd. (100.00%)

■	Kookmin Bank Hong Kong Ltd. (100.00%)

■	Sorak Financial Holdings (25.00%)

[1]	Excluding Jooeun Industry and Jangeun Securities which have been under liquidation procedures. Also excluded as follows; Kookmin Bank Luxembourg.S.A has been completed liquidation procedures on November 2004. Kookmin Singapore Ltd. and Kookmin Finance Asia Limited have been under liquidation procedures.

6. Directors, Senior Management and Employees

6.1. Executive Directors

Our 4 executive directors consist of the President & CEO, Chief Audit Executive, Chief Executive Vice President and Senior Executive Vice President.

The names and positions of our directors with Kookmin Bank’s common stocks owned are set forth below as of March 31, 2006.

Name	Date of Birth	Position	Common Stocks Owned
Chung Won Kang	12/19/1950	President & CEO	—
Hyung Duk Chang	08/13/1950	Chief Audit Executive	—
Ki Hong Kim	01/10/1957	Chief Executive Vice President	—
Kap Shin	09/04/1955	CFO & SEVP	—

6.2. Non-Executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. As of March 31, 2006, 9 non-executive directors are in office.

Our current non-executive directors with Kookmin Bank’s shares owned are as follows.

Name	Date of Birth	Position	Common Stocks Owned
Dong Soo Chung	09/24/1945	Non-Executive Director	1,890
Nobuya Takasugi	09/03/1942	Non-Executive Director	—
Kee Young Chung	09/07/1948	Non-Executive Director	—
Doo Hwan Song	05/29/1949	Non-Executive Director	—
Chang Kyu Lee	05/20/1950	Non-Executive Director	—
Dam Cho	08/01/1952	Non-Executive Director	—
Bo Kyung Byun	08/09/1953	Non-Executive Director	—
Baek In Cha	07/23/1958	Non-Executive Director	—
Young Soon Cheon	02/01/1961	Non-Executive Director	1,790

6.3. Senior Management

In addition to the executive directors who are also our executive officers, we currently have the following 13 executive officers as of March 31, 2006.

Name	Date of Birth	Position	Common Shares Owned
Nam Sik Yang	05/08/1954	Senior Executive Vice President	582
Won Sik Yeo	01/30/1953	Senior Executive Vice President	—
Dal Soo Lee	02/15/1952	Senior Executive Vice President	—
Yong Kook Oh	09/30/1949	Senior Executive Vice President	—
Hyo Sung Won	07/29/1960	Senior Executive Vice President	—
De Oak Shin	01/09/1951	Senior Executive Vice President	8,618
Jung Young Kang	01/29/1951	Senior Executive Vice President	—
Young Han Choi	09/24/1958	Senior Executive Vice President	—
Dong Soo Choe	03/10/1955	Senior Executive Vice President	—
Jeong Min Kim	05/08/1951	Senior Executive Vice President	94
Donald H. MacKenzie	12/20/1948	Senior Executive Vice President	—
Kap Joe Song	07/20/1947	Senior Executive Vice President	—
Dong Won Kim	03/01/1953	Senior Executive Vice President	—

6.4. Employees

The following table shows the breakdown of our employees as of March 31, 2006.

(Unit: in millions of Won)

	Number of Employees[1]			Average Tenure of the Full-time Employees (years)[2]	Total Payment for the first quarter of 2006[3]	Average Monthly Payment per Person
	Full-time	Contractual	Total
Male	12,792	1,366	14,158	16 years and 11 months	215,003	5.1
Female	4,324	5,683	10,007	14 years	106,848	3.6

Total	17,116	7,049	24,165	16 years and 2 months	321,851	4.4

[1]	Number of employees are calculated based on an arithmetic mean from January 31, 2006 to March 31, 2006 and local employees in overseas branches are excluded
[2]	Only based on full-time employees as of March 31, 2006
[3]	Based on personnel expense and welfare cost as of March 31, 3006

7. Related Party Transactions

7.1. Transactions with the Largest Shareholders or Affiliates

7.1.1. Investments in Affiliates1

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Beginning Balance (January 1, 2006)	Increase	Decrease	Ending Balance (March 31, 2006)
KB Real Estate Trust	Affiliate	Equity Securities of Affiliate	79,999	—	—	79,999
KB Investment	Affiliate	Equity Securities of Affiliate	44,756	—	—	44,756
KB Asset Management	Affiliate	Equity Securities of Affiliate	30,670	—	—	30,670
KB Futures	Affiliate	Equity Securities of Affiliate	19,996	—	—	19,996
KB Data Systems Corp.	Affiliate	Equity Securities of Affiliate	8,000	—	—	8,000
KB Credit Information	Affiliate	Equity Securities of Affiliate	6,245	—	—	6,245
KB Life	Affiliate	Equity Securities of Affiliate	15,300	—	—	15,300
ING Life Korea	Affiliate	Equity Securities of Affiliate	14,000	—	—	14,000
Kookmin Bank Hong Kong Ltd.	Affiliate	Equity Securities of Affiliate	20,260	—	742	19,518
Kookmin Bank International (London) Ltd.	Affiliate	Equity Securities of Affiliate	34,935	—	836	34,099

Total			274,161	—	1,578	272,583

[1]	Excluding Jooeun Industry and Jangeun Securities which have been under liquidation procedures

7.2. Transactions with related parties other than the Largest Shareholders or Affiliates

7.2.1. Securities Transactions

(Units: in millions of Won unless indicated otherwise)

Name	Relation with the Bank	Transactions
		Account	Purchase	Disposal	Volume	Gains /Losses
DSME Co.	Related party of Non-executive director, Dong Soo Chung	Equity securities	642	—	642	0
LG International	Related party of Non-executive director, Kee Young Chung	Equity securities	2,083	456	2,539	(34)

Total			2,725	456	3,181	(34)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: May 15, 2006	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	CFO / Senior EVP
Executive Director

Exhibit 99.1

KOOKMIN BANK

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of

Kookmin Bank:

We have reviewed the accompanying non-consolidated balance sheets of the Bank accounts of Kookmin Bank (the “Bank”) as of March 31, 2006, and the related non-consolidated statements of income and cash flows for the three months ended March 31, 2006 and 2005, all expressed in Korean Won. These financial statements are the responsibility of the Bank’s management. Our responsibility is to issue a report on these financial statements based on our reviews. .

We conducted our review in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Bank’s personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Bank as of December 31, 2005, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended (not presented herein) and in our report dated February 24, 2006, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying balance sheet as of December 31, 2005, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet.

April 28, 2006

/s/ Deloitte Anjin LLC

Notice to Readers

This report is effective as of April 28, 2006, review report date. Certain subsequent events or circumstances may have occurred between the review report date and the time the review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the review report.

KOOKMIN BANK

NON-CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

	Korean Won
	2006		2005
	(In millions)
ASSETS
Cash and due from banks (Notes 3, 20 and 21)	(Won)	6,495,872	(Won)	5,867,417
Securities (Notes 4, 20 and 21)		32,945,800		30,550,299
Loans (Notes 5, 6, 7, 20 and 21)		136,479,820		135,738,407
Fixed assets (Note 8)		2,391,874		2,436,702
Other assets (Note 9)		7,995,828		5,000,824

	(Won)	186,309,194	(Won)	179,593,649

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Deposits (Notes 10, 20 and 21)	(Won)	124,093,468	(Won)	126,281,232
Borrowings (Notes 11, 20 and 21)		15,433,018		13,737,336
Debentures (Notes 12, 20 and 21)		19,493,616		16,547,987
Other liabilities (Notes 13, 14, 15 and 16)		14,255,334		10,653,494

		173,275,436		167,220,049

SHAREHOLDERS’ EQUITY (Notes 17 and 18):
Common stock		1,681,896		1,681,896
Capital surplus		6,258,297		6,254,786
Retained earnings (Net income of (Won)802,981 million for three months ended March 31, 2006 and (Won)2,252,218 million for the year ended December 31, 2005)		4,547,909		3,929,948
Capital adjustments		545,656		506,970

		13,033,758		12,373,600

	(Won)	186,309,194	(Won)	179,593,649

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

	Korean Won
	2006		2005
	(In millions except per share amounts)
OPERATING REVENUE:
Interest income:
Interest on due from banks (Note 21)	(Won)	5,011	(Won)	6,186
Interest on securities (Note 21)		316,842		239,201
Interest on loans (Note 21)		2,544,672		2,528,297
Other interest income		7,034		7,150

		2,873,559		2,780,834

Commission income		312,931		274,219

Other operating income:
Gain on disposal of trading securities		13,971		21,431
Gain on valuation of trading securities (Note 4)		12,150		4,184
Dividends on trading securities		2,634		4,658
Dividends on available-for-sale securities		1,696		1,823
Foreign exchange trading income		61,605		43,982
Fees and commissions from trust accounts (Note 26)		22,029		44,352
Gain on financial derivatives trading		1,016,030		890,997
Gain on valuation of financial derivatives (Note 19)		632,356		759,327
Gain on valuation of fair value hedged items (Note 19)		2,654		22,635
Other operating income		29,170		4,502

		1,794,295		1,797,891

Total operating revenues		4,980,785		4,852,944

OPERATING EXPENSES:
Interest expenses:
Interest on deposits (Note 21)		784,922		831,707
Interest on borrowings (Note 21)		145,090		74,990
Interest on debentures (Note 21)		227,432		291,211
Other interest expenses		10,832		8,629

		1,168,276		1,206,537

Commission expenses		88,135		77,990

Other operating expenses:
Loss on disposal of trading securities		23,247		30,737
Provision for possible loan losses (Note 7)		152,415		337,125
Provision for acceptances and guarantees losses		—		856
Foreign exchange trading losses		108,225		64,550
Loss on financial derivatives trading (Note 19)		962,567		773,882
Loss on valuation of financial derivatives (Note 19)		603,487		840,445
Other operating expenses		133,347		115,234

		1,983,288		2,162,829

General and administrative expenses (Note 22)		694,939		734,640

Total operating expenses		3,934,638		4,181,996

(Continued)

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

	Korean Won
	2006		2005
	(In millions except per share amounts)
OPERATING INCOME	(Won)	1,046,147	(Won)	670,948
NON-OPERATING INCOME (Note 23)		121,870		148,963
NON-OPERATING EXPENSES (Note 23)		43,668		297,249

ORDINARY INCOME		1,124,349		522,662
EXTRAORDINARY ITEM		—		—

INCOME BEFORE INCOME TAX		1,124,349		522,662
INCOME TAX EXPENSE (Note 24)		321,368		182,393

NET INCOME	(Won)	802,981	(Won)	340,269

ORDINARY INCOME PER SHARE (In currency units) (Note 25)	(Won)	2,387	(Won)	1,109

NET INCOME PER SHARE (In currency units) (Note 25)	(Won)	2,387	(Won)	1,109

DILUTED ORDINARY INCOME PER SHARE (In currency units) (Note 25)	(Won)	2,387	(Won)	1,104

DILUTED NET INCOME PER SHARE (In currency units) (Note 25)	(Won)	2,387	(Won)	1,104

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

	Korean Won
	2006		2005
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	802,981	(Won)	340,269

Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of trading securities		23,247		30,737
Provision for possible loan losses		152,415		337,125
Loss on financial derivatives trading		962,567		773,882
Loss on valuation of financial derivatives		603,487		840,445
Loss on valuation of securities accounted for using the equity method		942		7,692
Provision for severance benefits		38,556		38,424
Depreciation and amortization		65,617		77,086
Loss on disposal of available-for-sale securities		4,738		9,135
Loss on impairment of available-for-sale securities		3,335		4,629
Loss on disposal of tangible assets		147		1,347
Loss on sale of loans		—		26
Gain on disposal of trading securities		(13,971)		(21,431)
Gain on valuation of trading securities		(12,150)		(4,184)
Gain on financial derivatives trading		(1,016,030)		(890,997)
Gain on valuation of financial derivatives		(632,356)		(759,327)
Gain on valuation of fair value hedged items		(2,654)		(22,635)
Gain on valuation of securities accounted for using the equity method		(22,997)		(25,629)
Gain on disposal of available-for-sale securities		(38,421)		(75,039)
Gain on disposal of tangible assets		(46)		(68)
Gain on sale of loans		—		(62)
Others, net		88,240		112,126

		204,666		433,282

(Continued)

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

	Korean Won
	2006		2005
	(In millions)
Changes in assets and liabilities resulting from operations:
Net decrease in trading securities	(Won)	661,027	(Won)	270,887
Net increase in accounts receivable		(2,959,701)		(4,453,600)
Net decrease (increase) in accrued income		5,772		(16,517)
Net decrease (increase) in prepaid expenses		(36,868)		110,554
Net decrease in deferred income tax assets		4,834		42,769
Net increase in accounts payable		2,871,969		4,366,207
Net increase (decrease) in accrued expenses		(557,227)		23,935
Net increase (decrease) in advances from customers		(53,936)		314,291
Payment of severance benefits		(6,244)		(50,936)
Decrease (increase) in severance insurance deposits		(1,224)		28,019
Others, net		1,866,465		1,783,944

		1,794,867		2,419,553

Net cash provided by operating activities		2,802,514		3,193,104

CASH FLOWS FROM INVESTING ACTIVITIES:
Net increase in restricted due from banks		(1,358,849)		(434,393)
Net decrease (increase) in available-for-sale securities		(2,763,432)		1,476,011
Net increase in held-to-maturity securities		(218,973)		(1,773,272)
Net decrease (increase) in securities accounted for using the equity method		(1,261)		14,339
Net decrease (increase) in loans		(884,601)		1,897,082
Disposal of fixed assets		143		244
Purchase of fixed assets		(25,552)		(14,951)
Net decrease in other assets		(20,769)		321,147

Net cash provided by (used in) investing activities		(5,273,294)		1,486,207

CASH FLOWS FROM FINANCING ACTIVITIES:
Net decrease in deposits		(2,187,807)		(4,495,947)
Net increase (decrease) in debentures		2,878,675		(729,606)
Net increase in borrowings		1,695,682		892,518
Net decrease in other liabilities		(646,164)		(295,204)

Net cash provided by (used in) financing activities		1,740,386		(4,628,239)

NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS		(730,394)		51,072
CASH AND DUE FROM BANKS, BEGINNING OF PERIOD		3,624,831		3,319,349

CASH AND DUE FROM BANKS, END OF PERIOD (Note 30)	(Won)	2,894,437	(Won)	3,370,421

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

1.	GENERAL:

Kookmin Bank (“the Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing to the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001 and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003.

The Bank’s shares have been listed on the Korea Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. In addition, the Bank listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) as of November 1, 2001 following the consolidation with H&CB. H&CB listed its ADS on the NYSE as of October 3, 2000 prior to the business combination. As of March 31, 2006, the Bank’s paid-in capital amounts to (Won)1,681,896 million.

The Bank is engaged in the banking and trust businesses according to the provisions of the General Banking Act and the Trust Business Act, and operates through 1,105 domestic branches and offices (excluding 200 automated teller machine stations) and three overseas branches (excluding 2 subsidiaries and 1 office) as of March 31, 2006.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Non-consolidated Financial Statement Presentation

The Bank maintains its official accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles and banking accounting standards generally accepted in the Republic of Korea. Certain accounting principles and banking accounting standards applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles and banking accounting practices in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Bank’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The significant accounting policies followed by the Bank in preparing the accompanying non-consolidated financial statements are summarized below.

Interest Income Recognition

The Bank applies the accrual basis in recognizing interest income related to deposits, loans and securities, except for non-secured uncollectible receivables. Interest on loans, whose principal or interest is past due at the balance sheet date, is generally not accrued, with the exception of interest on certain loans secured by guarantee of governments or government agencies, or collateralized by bank deposits. When a loan is placed on non-accrual status, previously accrued interest is generally reversed and deducted from current interest income; and future interest income is recognized on cash basis in accordance with the accounting standards of the banking industry. As of March 31, 2006 and December 31, 2005, the principal amount of loans and securities of which the accrued interest income was not recorded in the accompanying financial statements based on the above criteria amounted to (Won)6,970,403 million and (Won)7,875,123 million, respectively, and the related accrued interest income not recognized amounted to (Won)480,583 million and (Won)462,799 million, respectively.

Classification of Securities

At acquisition, the Bank classifies securities into one of the following categories: trading, available-for-sale, held-to-maturity and securities accounted for using the equity method, depending on marketability, purpose of acquisition and ability to hold. Debt and equity securities that are bought and held for the purpose of selling them in the near term and actively traded are classified as trading securities. Debt securities with fixed and determinable payments and fixed maturity that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Securities that should be accounted for under the equity method are classified as securities accounted for using the equity method. Debt and equity securities not classified as the above are categorized as available-for-sale securities.

If the objective and ability to hold securities of the Bank change, available-for-sale securities can be reclassified to held-to-maturity securities and held-to-maturity securities can be reclassified to available-for-sale securities. Whereas, if the Bank sells held-to-maturity securities or exercises early redemption right of securities to issuer in the current year or the proceeding two years, and if it reclassifies held-to-maturity securities to available-for-sale securities, all debt securities that are owned or purchased cannot be classified as held-to-maturity securities. On the other hand, trading securities cannot be recategorized to available-for-sale securities or held-to-maturity securities and vice versa. Nevertheless, trading securities are reclassified to available-for-sale securities only when the trading securities lose their marketability.

Valuation of Securities

(1)	Valuation of Trading Securities

Trading equity and debt securities are initially recognized at acquisition cost plus incidental expenses determined by the individual moving average method (the specified identification method for debt securities). When the face value of trading debt securities differs from their acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. After initial recognition, if the fair value of trading securities differs from the book value, trading securities are stated at fair value and the resulting valuation gain or loss is included in current operations.

(2)	Valuation of Available-for-sale Securities

Available-for-sale securities are initially recognized at acquisition cost plus incidental expenses, determined by the individual moving average method (the specified identification method for debt securities). The effective interest method is applied to amortize the difference between the face value and the acquisition cost over the remaining term of the debt security. After initial recognition, available-for-sale securities are stated at fair value, with the net unrealized gain or loss presented as gain or loss on valuation of available-for-sale securities in capital adjustments. Accumulated capital adjustments of securities are charged to current operations in a lump sum at the time of disposal or impairment recognition. Non-marketable equity securities are stated at acquisition cost on the financial statements if the fair value of the securities is not reliably determinable.

If the fair value of equity securities (net asset fair value in case of non-marketable equity securities stated at acquisition cost) is below the acquisition cost and the pervasive evidence of impairment exists, the carrying value is adjusted to fair value and the resulting valuation loss is charged to current operations. If the collectible value of debt securities is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations. With respect to impaired securities, any unrealized valuation gain or loss of securities previously included in the capital adjustment account is reversed.

(3)	Valuation of Held-to-maturity Securities

Held-to-maturity securities are stated at acquisition cost plus incidental expenses, determined by the specific identification method. When the face value of held-to-maturity securities differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. If collectible value is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations.

(4)	Valuation of Securities Accounted for using the Equity Method

Equity securities held for investment in companies in which the Bank is able to exercise significant influence over the investees (in accordance with the Banking Act, if the Bank holds more than 15 percent of the total issued shares, the Bank is considered being able to exercise significant influence) are accounted for using the equity method. The Bank’s share in net income or net loss of investees is included in current operations. Changes in the retained earnings of investee are reflected in the retained earnings. Changes in the capital surplus or other capital accounts of investee are reflected as gain or loss on valuation of securities accounted for using the equity method in capital adjustments.

When the book value of equity securities accounted for using the equity method is less than zero due to the cumulative losses of the investees, the Bank discontinues applying the equity method and does not provide for additional losses. If the investee subsequently reports net income, the Bank resumes applying the equity method only after its share of that net income equals the share of net losses not recognized during the period that the equity method was suspended.

In addition, any gains or loss from the disposal of equity securities of certain consolidated subsidiaries are accounted for as capital adjustments resulting from applying the equity method in the balance sheets if the subsidiaries are still consolidated even after the Bank disposes of a portion of equity securities.

(5)	Reversal of Loss on Impairment of Available-for-sale Securities and Held-to-maturity Securities

If the reasons for impairment losses of available-for-sale securities no longer exist, the recovery is recorded in current operations under non-operating income up to amount of the previously recognized impairment loss as reversal of loss on impairment of available-for-sale securities and any excess is included in capital adjustments as gain on valuation of available-for-sale securities. However, if the increases in the fair value of the impaired securities are not regarded as the recovery of the impairment, the increases in the fair value are recorded as gain on valuation of available-for-sale securities in capital adjustments. For non-marketable equity securities, which were impaired based on the net asset fair value, the recovery is recorded up to their acquisition cost.

For held-to-maturity securities, the recovery is recorded in current operations under non-operating income within the amount of amortized cost that would have been recorded according to the original schedule if the impairment losses had not been recognized as reversal of loss on impairment of held-to-maturity securities.

(6)	Reclassification of Securities

When held-to-maturity securities are reclassified to available-for-sale securities, those securities are accounted for at fair value on the reclassification date and the difference between the fair value and book value is reported in capital adjustment as gain or loss on valuation of available-for-sale securities. When available-for-sale securities are reclassified to held-to-maturity securities, gain or loss on valuation of available-for-sale securities, which had been recorded until the reclassification date, continue to be included in capital adjustments and be amortized using the effective interest rate method and the amortized amount is charged to interest income or expense until maturity. The difference between the fair value at the reclassification date and face value of the reclassified securities to held-to-maturity securities is amortized using effective interest rate method and the amortized amount is charged to interest income or expense. In addition, when certain trading securities lose their marketability, such securities are reclassified as available-for-sale securities at fair market value as of reclassification date.

Transfer of Securities

When the realization, expiration or sale of the right to obtain the economic benefits arises and the control of securities is lost from the sale of the securities, the unrealized valuation gain or loss of securities included in the capital adjustment account is added to or deducted from the gain or loss on disposal of securities. The gain or loss is the difference between the net proceeds receivable or received and its carrying value. When securities are transferred without losing the control, the transaction is recorded as secured borrowing transaction.

Allowance for Possible Losses on Credits

The Supervisory Regulation of Banking Business (the “Supervisory Regulation”) legislated by the Financial Supervisory Commission (FSC) requires the Bank to classify all credits into five categories as normal, precautionary, substandard, doubtful, or estimated loss based on borrowers’ repayment capability and historical financial transaction records. The Supervisory Regulation also requires the Bank to provide the minimum rate of loss provision for each category balance using the prescribed minimum percentages as described below.

As required by the Supervisory Regulation, the Bank classifies corporate credits (loans, confirmed acceptances and guarantees) based on borrowers’ capability to repay in consideration of borrowers’ business operation, financial position and future cash flows (Forward Looking Criteria) as well as past due period and status of any bankruptcy proceedings (Historical Repayment Criteria). However, credits to small companies and to households are classified not by evaluating the debt repayment capability of a borrower or customer but by past due period and status of bankruptcy proceedings. The Bank generally classifies all credits to a single borrower in the same category of classification but credits guaranteed or credits collateralized by bank deposits, real estate and other assets may be classified differently based on the guarantor’s capability to service such guarantee or based on the value of collateral securing such credits.

Based on the Bank’s corporate credit evaluation model, credits to a borrower are classified into 12 grades from AAA to D (AAA, AA, A, A - , BBB, BB, B, B - , CCC, CC, C and D). Credits of grades of AAA to B are classified as normal, credits of grade B - to CCC as precautionary, credits of grade CC as substandard, credits of grade C as doubtful and credits of grade D as estimated loss. Credits are finally classified reflecting past due period and bankruptcy considerations. An allowance is then calculated on the category balances using the prescribed percentages of 0.5 ~ 1.9 percent for normal, 2 ~ 19.9 percent for precautionary, 20 ~ 49.9 percent for substandard, 50 ~ 99.9 percent for doubtful and 100 percent for estimated loss. However, the Bank does not provide allowances for call loans, bonds bought under resale agreements and inter-bank loans that are classified as normal, as it is not required by the Accounting Standards for the Banking Industry.

In addition, as required by the Supervisory Regulation, based on the classification of household loans and credit card receivables by past due period and status of bankruptcy proceedings, allowance for household loans and credit card receivables are calculated on the category balances using the prescribed percentages of 0.75 ~ 7.9 percent and 1 ~ 11.9 percent for normal, 8 ~19.9 percent and 12 ~ 19.9 percent for precautionary, 20 ~ 54.9 and 20 ~ 59.9 percent for substandard, 55 ~ 99.9 percent and 60 ~99.9 percent for doubtful, and 100 percent for estimated loss. Furthermore, as required by the Financial Supervisory Service, for the secured household loans newly placed after September 9, 2002, if the ratio of loans to collateral value (loan to value; LTV) exceeds 70 percent, the Bank provides an allowance for possible loan losses of 1 percent for normal and 10 percent for precautionary, instead of providing 0.75 percent for normal and 8 percent for precautionary.

In addition, when an allowance for possible loan losses required by the Supervisory Regulation is less than the amount calculated based on the historical loss rate, which is estimated through objective and reasonable method in accordance with the accounting principle in the Republic of Korea, historical loss rate is reflected in the provision for possible loan losses.

The method and data used for determining the allowances for loan losses based on historical loss rate by the Bank’s lending portfolios are determined as follows:

Lending portfolios	Methodology	Period of historical loss rate	Period of recovery ratio
Impaired corporate loans	DCF & Migration	N/A	N/A
Non-impaired corporate loans	Migration analysis	1 year	5 years
Consumer loans	Migration analysis	1 year	5 years
Credit card loans	Roll-rate analysis	1 year	5 years

Based on the loan portfolios’ nature, lending period, recovery period and other economic factors, the Bank determines the appropriate data period used in assessing its historical loss rate and recovery ratio.

Pursuant to the Supervisory Regulation of Banking Business, the Bank provides allowance for possible losses on note endorsed, unconfirmed acceptances and guarantees, and confirmed acceptances and guarantees based on the credit classification, minimum rate of loss provision prescribed by Financial Supervisory Service and the cash conversion factor. In addition, the Bank provides other allowance for the unused credit limit of credit card and unused credit line of consumer and corporate loans based on the cash conversion factor and minimum rate of loss provision prescribed by Financial Supervisory Service.

Restructuring of Loans

The equity interest in the debtors, net of real estates and/or other assets received as full or partial satisfaction of the Bank’s loans, collected through reorganization proceedings, court mediation or debt restructuring agreements of parties concerned, is recorded at fair value at the time of the restructuring. In cases where the fair value of the assets received are less than the book value of the loan (book value before allowances), the Bank offsets first the book value against allowances for loan losses and then recognizes provisions for loan losses. Impairment losses for loans that were restructured in a troubled debt restructuring involving a modification of terms are computed by the difference between the present value of future cash flows under debt restructuring agreements discounted at effective interest rates at the time when loans are originated and the book value before allowances for loan losses. If the amount of allowances already established is less than the impairment losses, the Bank establishes additional allowances for the difference. Otherwise, the Bank reverses the allowances for loan losses.

Deferred Loan Origination Fees and Costs

The Bank defers loan origination fees associated with originating loans and loan origination costs that have future economic benefits. Loan balances are reported net of these loan origination fees and costs. The deferred loan origination fees and costs are amortized using the effective interest method with the amortization recognized as adjustments to other interest income.

Valuation of Receivables and Payables at Present Value

Receivables and payables incurred through long-term installment transactions, long-term borrowing and lending transactions, and other similar transactions are stated at the present value of expected future cash flows, and the gain or loss on valuation of related receivables and payables is reflected in current operations, unless the difference between nominal value and present value is immaterial. Present value discount or premium is amortized using the effective interest rate method and credited or charged to interest income or interest expense.

Tangible Assets and Related Depreciation

Tangible assets included in fixed assets are recorded at cost or production cost including the incidental expenses. Routine maintenance and repairs are expensed as incurred. Expenditures that result in the enhancement of the value or the extension of the useful lives of the facilities involved are capitalized as additions to tangible assets.

Depreciation is computed by using the declining-balance method (Straight-line method for building and structures) based on the estimated useful lives of the assets as follows:

Tangible assets	Depreciation method	Estimated useful life
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining balance	4-5 years
Equipment and vehicles	Declining balance	4-5 years

Intangible Assets and Related Amortization

Intangible assets included in fixed assets are recorded at the production costs or purchase costs plus incidental expenses less accumulated amortization. Intangible assets are amortized using the straight-line method over the estimated economic useful lives of the related assets or the activity method as follows:

Intangible assets	Estimated useful life
Goodwill	9 years
Trademarks	5-20 years
Others	3-30 years

The Bank recorded goodwill as a result of the merger with H&CB, as the cost of the merger exceeded the fair value of the net assets acquired. Expenditures incurred in conjunction with the development of new products or technology and others, in which the elements of costs can be individually identified and future economic benefits are probably exerted, are capitalized as development costs. The Bank estimates the useful lives of endowment assets that are beneficial upon usage based on the term of the contract and are classified under other intangible assets.

Valuation Allowance for Non-Business Use Property

Non-business use property included in fixed assets is recorded when the Bank acquires collateral by foreclosure on the mortgage for loans. If the latest auction price is lower than book value, the difference is provided as a valuation allowance and the valuation loss is charged to current operations. In addition, the difference between the selling price and book value is recorded as a disposition gain or loss.

Recognition of Impairment of Assets

When the book value of assets (other than securities and assets valued at present value) exceeds the recoverable value of the assets due to obsolescence, physical damage or a sharp decrease in market value and the difference is material, the book value are adjusted to recoverable value in the balance sheet and the resulting impairment loss is charged to current operations. If the recoverable value of the assets increases in subsequent years, the increase in value is credited to operations as gain until the recoverable value equals the book value of assets that would have been determined had no impairment loss been recognized. The Bank assessed the recoverable value based on expected selling price or appraisal value.

Amortization of Discounts (Premiums) on Debentures

Discounts or premiums on debentures issued are amortized over the period from issuance to maturity using the effective interest rate method. Amortization of discounts or premiums is recognized as interest expense or interest income on the debentures.

Bonds under Resale or Repurchase Agreements

Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings when the Bank purchases or sells securities under resale or repurchase agreements.

Contingent Liabilities

A possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Bank is recognized as contingent liabilities when it is probable that an outflow of resources embodying economic benefits required and the amount of the obligation can be measured with sufficient reliability. Where the effect of the time value of money is material, the amount of the liabilities is the present value of the expenditures expected to be required to settle the obligation. In addition, as some or all expenditures required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as separate assets in the balance sheet and related income may be offset against expense in the income statement.

Accrued Severance Benefits

Employees and directors and temporary employees with at least one year of service as of March 31, 2006 are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination. The accrued severance benefits that would be payable assuming all eligible employees and directors were to resign are included in other liabilities.

The Bank has purchased severance benefits insurance, which meets the funding requirement for tax purposes, and made deposits with Kyobo Life Insurance Co., Ltd and others. Withdrawal of these deposits is restricted to the payment of severance benefits. These are presented as a deduction from the accrued severance benefits.

Accounting for Derivative Instruments

The Bank accounts for derivative instruments pursuant to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments. Derivative instruments are classified as used for trading activities or for hedging activities according to their transaction purpose. All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations.

The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

Accounting for Stock Options

In accordance with the Interpretations on Financial Accounting Standards 39-35 on the accounting for the stock option, the Bank records stock compensation costs as a capital adjustment in case that the Bank can choose to settle the vested stock option by issuing new shares or treasury stock, or payment of cash equivalent to the difference between the market price and the exercise price at the exercise date. However, the compensation cost of certain options that is certain to be settled by cash payment is recorded in other liabilities (accrued expenses).

National Housing Fund

The Bank, as designated by the Korean government under the Housing Law (former Housing Construction Promotion Law), manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Bank pays interest to NHF, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate.

Accounting for Trust Accounts

The Bank separately maintains the books of accounts and financial statements in connection with the trust operations (the trust accounts) from those of the bank accounts in accordance with the Trust Business Act. When surplus funds are generated through the management of trust assets, such funds are deposited with the Bank and are recorded as due to trust accounts of the bank accounts. Also, the borrowings from the bank account are recorded as due from trust accounts of the bank accounts. The Bank receives fees for operation and management of the trust business and accounts for them as fees and commissions from trust accounts.

With respect to certain trust account products, the Bank guarantees the repayment of the principal of the trust accounts and, in certain cases, a fixed rate of return. If income from such trust accounts is insufficient to pay the guaranteed amount, such a deficiency is satisfied by using special reserves maintained in the trust accounts, offsetting trust fee payable to the bank accounts and receiving compensation contributions from the bank accounts of the Bank. If the Bank pays compensating contributions to the guaranteed return trusts to cover such deficiencies, these contributions are reflected as other operating expense of the bank accounts and as other income of the trust accounts.

Income Tax Expense

Income tax expense is the amount currently payable for the period added to or deducted from the changes in deferred income taxes. However, deferred income tax assets are recognized only if the future tax benefits from accumulated temporary differences and any tax loss carryforwards are realizable. The difference between the amount currently payable for the period and income tax expense is accounted for as deferred income tax assets or liabilities, which will be charged or credited to income tax expense in the period each temporary difference reverses in the future. Deferred income tax assets or liabilities are calculated based on the expected tax rate to be applied at the reversal period of the related assets or liabilities. Tax payable and deferred income tax assets or liabilities regarding to certain items are charged or credited directly to related components of shareholders’ equity.

Accounting for Foreign Currency Transactions and Translation

The Bank maintains its accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the prevailing rate of exchange on the transaction date. The Korean Won equivalent of assets and liabilities denominated in foreign currencies are translated in these financial statements based on the basic rate ((Won)975.90 and (Won)1,013.00 to US$ 1.00 at March 31, 2006 and December 31, 2005, respectively) announced by Seoul Money Brokerage Service, Ltd. or cross rates for other currencies other than U.S. Dollars at the balance sheet dates. Translation gains and losses are credited or charged to operations. Financial statements of overseas branches are translated based on the basic rate at balance sheet dates.

Application of the Statement of Korea Accounting Standards

The Korea Accounting Standard Board (KASB) under the Korea Accounting Institute (KAI) issued the Statements of Korea Accounting Standards (SKAS) for achieving a set of Korean accounting standards that should be internationally acceptable and comparable based on SKAS Act 92. The Bank adopted SKAS No.1 (Accounting Changes and Error Corrections) through SKAS No. 17 (Provisions, Contingent Liabilities and Contingent Assets) (SKAS No. 11 and No. 14 excluded) as of or before December 31, 2005. SKAS No. 18 (Interests in Joint Ventures), No. 19 (Lease) and No. 20 (Related Party Disclosures) have been adopted since January 1, 2006.

Reclassification

Certain accounts of the prior period were reclassified to conform to the current period’s presentation for comparative purposes; however, such reclassifications had no effect on the previously reported prior period’s net income or shareholders’ equity of the Bank.

3.	CASH AND DUE FROM BANKS:

(1)	Cash and due from banks in Won and foreign currencies as of March 31, 2006 and December 31, 2005 consisted of (Unit: In millions):

	2006		2005
Cash and checks	(Won)	2,290,291	(Won)	2,683,479
Foreign currencies		162,046		150,402
Due from banks in Won		3,549,339		2,495,595
Due from banks in foreign currencies		494,196		537,941

	(Won)	6,495,872	(Won)	5,867,417

(2)	Due from banks as of March 31, 2006 and December 31, 2005 consisted of (Unit: In millions):

Financial institution	Interest (%)	2006		2005
Due from banks in Won
BOK	—	(Won)	3,536,748	(Won)	2,189,339
Woori Bank and others	0.00~2.20		6,260		304,019
Korea Stock Exchange and others	—		6,331		2,237

		(Won)	3,549,339	(Won)	2,495,595

Due from banks in foreign currencies
BOK	—	(Won)	53,585	(Won)	46,501
Korea Exchange Bank and others	0.00~4.86		35,613		78,136
Woori Bank and others	4.64~5.17		404,998		413,304

		(Won)	494,196	(Won)	537,941

(3)	Restricted due from banks in Won and foreign currencies as of March 31, 2006 and December 31, 2005 consisted of (Unit: In millions):

Financial institution	2006		2005		Reason for restriction
Due from banks in Won
BOK	(Won)	3,536,748	(Won)	2,189,339	BOK Act
Woori Bank		4,029		4,029	Escrow account
Korea Stock Exchange and others		6,331		2,237	Futures margin accounts/others
Due from banks in foreign currencies
BOK		53,585		46,501	BOK Act
J.P.Morgan Chase & Co. and others		742		480	Futures margin accounts

	(Won)	3,601,435	(Won)	2,242,586

(4)	Due from banks by financial institution as of March 31, 2006 and December 31, 2005 consisted of (Unit: In millions):

Financial institution	2006		2005
Due from banks in Won
BOK	(Won)	3,536,748	(Won)	2,189,339
Banks		6,260		304,019
Others		6,331		2,237

		3,549,339		2,495,595

Due from banks in foreign currencies
BOK		53,585		46,501
Banks		439,869		490,960
Others		742		480

		494,196		537,941

	(Won)	4,043,535	(Won)	3,033,536

(5)	Term structure of due from banks as of March 31, 2006 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Due from banks in Won	(Won)	3,545,310	(Won)	—	(Won)	—	(Won)	4,029	(Won)	—	(Won)	3,549,339
Due from banks in foreign currencies		464,919		29,277		—		—		—		494,196

	(Won)	4,010,229	(Won)	29,277	(Won)	—	(Won)	4,029	(Won)	—	(Won)	4,043,535

4.	SECURITIES:

(1)	Securities as of March 31, 2006 and December 31, 2005 consisted of (Unit: In millions):

	2006		2005
Trading securities	(Won)	2,893,272	(Won)	3,551,425
Available-for-sale securities		18,997,841		16,180,784
Held-to-maturity securities		10,442,910		10,228,573
Securities accounted for using the equity method		611,777		589,517

	(Won)	32,945,800	(Won)	30,550,299

(2)	The valuation of securities excluding securities accounted for using the equity method as of March 31, 2006 consisted of (Unit: In millions):

Classification	Face value		Acquisition cost (*)		Adjusted by effective interest rate method		Book value
Trading securities
Equity securities	(Won)	—	(Won)	68,604	(Won)	—	(Won)	70,529
Beneficiary certificates		40,116		40,118		—		40,189
Government and public bonds		1,130,108		1,107,403		1,094,657		1,100,399
Finance bonds		1,567,950		1,561,226		1,557,397		1,561,940
Corporate bonds		120,000		119,407		120,346		120,215

	(Won)	2,858,174	(Won)	2,896,758	(Won)	2,772,400	(Won)	2,893,272

Available-for-sale securities
Equity securities	(Won)	—	(Won)	1,137,159	(Won)	—	(Won)	1,154,538
Equity investments		—		3,723		—		3,735
Beneficiary certificates		2,160,310		2,152,680		—		2,181,428
Government and public bonds		3,495,370		3,484,361		3,478,542		3,468,664
Finance bonds		10,406,164		10,304,267		10,320,819		10,319,643
Foreign government bonds		8,783		9,773		8,953		8,905

Classification	Face value		Acquisition cost (*)		Adjusted by effective interest rate method		Book value
Corporate bonds		1,126,533		1,089,930		1,068,000		1,068,194
Asset-backed securities		997,000		933,568		785,595		784,647
Other debt securities		40,835		5,633		—		8,087

	(Won)	18,234,995	(Won)	19,121,094	(Won)	15,661,909	(Won)	18,997,841

Held-to-maturity securities
Government and public bonds	(Won)	5,730,541	(Won)	5,674,844	(Won)	5,679,196	(Won)	5,679,196
Finance bonds		3,015,500		3,010,822		3,014,955		3,014,955
Corporate bonds		1,409,779		1,418,903		1,413,817		1,413,817
Asset-backed securities		335,000		334,906		334,942		334,942

	(Won)	10,490,820	(Won)	10,439,475	(Won)	10,442,910	(Won)	10,442,910

(*)	Acquisition cost of equity securities in available-for-sale is the book value before valuation.

(3)	The valuation of securities excluding securities accounted for using the equity method as of December 31, 2005 consisted of (Unit: In millions):

Classification	Face value		Acquisition cost (*)		Adjusted by effective interest rate method		Book value
Trading securities
Equity securities	(Won)	—	(Won)	179,074	(Won)	—	(Won)	200,147
Beneficiary certificates		197		256		—		256
Government and public bonds		1,692,298		1,661,025		1,663,369		1,635,898
Finance bonds		1,607,663		1,601,395		1,603,586		1,594,839
Corporate bonds		120,000		119,407		119,690		120,285

	(Won)	3,420,158	(Won)	3,561,157	(Won)	3,386,645	(Won)	3,551,425

Available-for-sale securities
Equity securities	(Won)	—	(Won)	778,421	(Won)	—	(Won)	1,156,629
Equity investments		—		511		—		3,723
Beneficiary certificates		2,051,178		2,052,680		—		2,075,933
Government and public bonds		2,725,370		2,721,469		2,705,844		2,687,671
Finance bonds		8,324,183		8,246,513		8,248,052		8,232,310
Foreign government bonds		9,117		10,144		9,382		9,328
Corporate bonds		1,181,077		1,137,245		1,112,467		1,115,995
Asset-backed securities		1,105,000		1,041,568		892,761		891,108
Other debt securities		40,835		5,633		—		8,087

	(Won)	15,436,760	(Won)	15,994,184	(Won)	12,968,506	(Won)	16,180,784

Held-to-maturity securities
Government and public bonds	(Won)	4,621,429	(Won)	4,605,400	(Won)	4,609,832	(Won)	4,609,832
Finance bonds		3,570,159		3,543,074		3,564,988		3,564,988
Corporate bonds		1,714,780		1,705,750		1,718,819		1,718,819
Asset-backed securities		335,000		334,906		334,934		334,934

	(Won)	10,241,368	(Won)	10,189,130	(Won)	10,228,573	(Won)	10,228,573

(*)	Acquisition cost of equity securities in available-for-sale is the book value before valuation.

As a result of the fair valuation of trading securities, the Bank recognized (Won)12,150 million and (Won)4,184 million of valuation gain for the three months ended March 31, 2006 and 2005, respectively.

The fair values of trading and available-for sale debt securities in Won were assessed by applying the average of base prices of the latest trading day from the balance sheet date, provided by the bond pricing service institutions.

(4)	Available-for-sale securities, which were not valuated at fair value as of March 31, 2006 and December 31, 2005, were as follows (Unit: In millions) :

Company	2006		2005
Korea Asset Management Corp.	(Won)	15,667	(Won)	15,667
Bad Bank Harmony (preferred stock)		8,852		12,279
Samsung Life Insurance Co., Ltd.		7,479		7,479
Korea Highway Corp.		6,248		6,248
Mastercard Inc.		5,301		5,502
CLS		5,070		5,191
Koda Development Co., Ltd.		3,195		2,881
Kyobo Investment Trust Management Co., Ltd.		2,100		2,100
Korea Money Broker Corp.		1,291		1,291
Mercury		1,088		1,088
Tianjin Samsung Opto Electronics		953		989
Others		14,411		17,281

	(Won)	71,655	(Won)	77,996

The impairment loss and the reversal of impairment loss on available-for-sale securities recognized for the three months ended March 31, 2006 and 2005 were shown below (Unit: In millions).

	2006				2005
	Impairment		Reversal		Impairment		Reversal
Equity securities	(Won)	3,333	(Won)	—	(Won)	4,628	(Won)	—
Equity investments		1		—		1		—
Corporate bonds		1		2,317		—		—

	(Won)	3,335	(Won)	2,317	(Won)	4,629	(Won)	—

(5)	Structured notes relating to stock and interest rate and credit risk as of March 31, 2006 were as follows (Unit: In millions):

	Won		Foreign currencies		Total
Structured notes relating to stock
Convertible bonds	(Won)	—	(Won)	57	(Won)	57

Structured notes relating to interest rate
Long-term government bond floating rates notes (“FRN”)		563,942		—		563,942
Dual indexed FRN		19,900		—		19,900
Inverse FRN		20,645		—		20,645
Others		110,299		—		110,299

		714,786		—		714,843

Bonds with call option		20,000		—		20,000

	(Won)	734,786	(Won)	57	(Won)	734,843

Structured notes relating to stock, interest rate and credit risk as of December 31, 2005 were as follows (Unit: In millions):

	Won		Foreign currencies		Total
Structured notes relating to stock
Convertible bonds	(Won)	—	(Won)	60	(Won)	60

Structured notes relating to interest rate
Long-term government bond FRN		564,456		—		564,456
Dual indexed FRN		19,874		—		19,874
Inverse FRN		20,753		—		20,753
Others		110,225		—		110,225

		715,308		—		715,368

Credit linked notes		—		40,559		40,559

Bonds with call option		20,000		—		20,000

	(Won)	735,308	(Won)	40,619	(Won)	775,927

(6)	Private beneficiary certificates included in beneficiary certificates of available-for-sale securities as of March 31, 2006 and December 31, 2005 were composed of (Unit: In millions):

	2006		2005
Stocks	(Won)	40,615	(Won)	7,353
Government and public bonds		256,318		38,018
Finance bonds		1,559,679		1,340,390
Corporate bonds		76,829		32,622
Asset-backed debt securities		19,985		—
Call loans		172,292		203,892
Others		138,953		412,962

Assets		2,264,671		2,035,237
Liabilities		94,973		11,081

	(Won)	2,169,698	(Won)	2,024,156

(7)	The portfolio of securities excluding securities accounted for using the equity method, by industry, as of March 31, 2006 and December 31, 2005 were as follows (Unit: In millions):

	2006			2005
By industry	Amount		Percentage(%)	Amount		Percentage (%)
Trading securities
Government and government-invested public companies	(Won)	1,222,451	42.25	(Won)	1,764,476	49.68
Financial institutions		1,615,764	55.85		1,631,869	45.95
Others		55,057	1.90		155,080	4.37

	(Won)	2,893,272	100.00	(Won)	3,551,425	100.00

Available-for-sale securities
Government and government-invested public companies	(Won)	4,102,889	21.60	(Won)	3,347,229	20.69
Financial institutions		14,121,022	74.33		12,027,488	74.33
Others		773,930	4.07		806,067	4.98

	(Won)	18,997,841	100.00	(Won)	16,180,784	100.00

Held-to-maturity securities
Government and government-invested public companies	(Won)	7,063,075	67.63	(Won)	6,298,716	61.58
Financial institutions		3,349,897	32.08		3,899,922	38.13
Others		29,938	0.29		29,935	0.29

	(Won)	10,442,910	100.00	(Won)	10,228,573	100.00

(8)	The portfolio of securities excluding securities accounted for using the equity method, by security type, as of March 31, 2006 and December 31, 2005 were as follows (Unit: In millions):

	2006			2005
By type	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities

Stocks	(Won)	70,529	2.44	(Won)	200,147	5.64
Fixed rate bonds		2,662,339	92.02		3,230,737	90.97
Floating rate bonds		120,215	4.15		120,285	3.39
Beneficiary certificates		40,189	1.39		256	0.00

	(Won)	2,893,272	100.00	(Won)	3,551,425	100.00

Available-for-sale securities

Stocks	(Won)	1,154,538	6.08	(Won)	1,156,629	7.15
Fixed rate bonds		14,079,665	74.11		11,201,802	69.23
Floating rate bonds		785,257	4.13		861,368	5.32
Subordinated bonds		784,698	4.13		872,813	5.39
Convertible bonds		57	0.00		60	0.00
Beneficiary certificates		2,181,428	11.48		2,075,933	12.83
Others		12,198	0.07		12,179	0.08

	(Won)	18,997,841	100.00	(Won)	16,180,784	100.00

Held-to-maturity securities

Fixed rate bonds	(Won)	10,252,910	98.18	(Won)	10,038,573	98.14
Floating rate bonds		60,000	0.57		60,000	0.59
Subordinated bonds		130,000	1.25		130,000	1.27

	(Won)	10,442,910	100.00	(Won)	10,228,573	100.00

(9)	The portfolio of securities excluding securities accounted for using the equity method, by country, as of March 31, 2006 and December 31, 2005 were as follows (Unit: In millions):

	2006			2005
	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities

Korea	(Won)	2,893,272	100.00	(Won)	3,551,425	100.00

Available-for-sale securities

Korea	(Won)	18,909,176	99.53	(Won)	16,066,362	99.29
Russia		37,219	0.20		28,527	0.18
India		10,024	0.05		393	0.00
Philippines		9,303	0.05		9,675	0.06
USA		6,086	0.03		46,876	0.29
The Republic of South Africa		5,955	0.03		6,240	0.04
Switzerland		5,070	0.03		5,191	0.03
Others		15,008	0.08		17,520	0.11

	(Won)	18,997,841	100.00	(Won)	16,180,784	100.00

Held-to-maturity securities

Korea	(Won)	10,442,910	100.00	(Won)	10,228,573	100.00

(10)	Term structure of securities (except for stocks and equity investments) in available-for-sale and held-to-maturity securities as of March 31, 2006 was as follows (Unit: In millions):

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		More than 10 years		Total
Available-for-sale securities
Fair value	(Won)	10,583,506	(Won)	7,095,219	(Won)	152,321	(Won)	8,522	(Won)	17,839,568
Held-to-maturity securities
Book value		2,079,466		6,918,062		1,445,382		—		10,442,910
Fair value		2,074,369		6,851,914		1,400,397		—		10,326,680

(11)	Securities accounted for using the equity method as of March 31, 2006 were summarized as follows (Unit: In millions):

	No. of shares	Ownership (%)	Acquisition cost		Net asset value		Book value
Domestic stocks
KB Investment Co., Ltd.	8,951,293	99.99	(Won)	155,384	(Won)	84,443	(Won)	84,443
KB Futures Co., Ltd.	3,999,200	99.98		19,996		27,785		27,785
KB Data System Co., Ltd.	799,960	99.99		8,001		15,757		13,076
KB Real Estate Trust	15,999,930	99.99		76,103		84,751		84,889
KB Asset Management	6,134,040	80.00		39,015		56,579		56,579
KB Credit Information	1,249,040	99.73		14,291		29,680		28,942
KB Life Insurance Co., Ltd.	3,060,000	51.00		15,426		13,913		—
KLB Securities Co., Ltd. (*1)	4,854,713	36.41		10,316		—		—
Jooeun Industrial Co., Ltd. (*1)	1,999,910	99.99		23,994		—		—
ING Life Insurance Korea	1,400,000	20.00		21,769		92,080		92,080
Balhae Infrastructure Fund (*2)	126,050	12.61		1,261		1,267		1,267
Korea Credit Bureau Co., Ltd. (*3)	180,000	9.00		4,500		3,699		3,699

				390,056		409,954		392,760

Foreign stocks
Kookmin Bank Singapore Ltd. (*1)	30,000,000	100.00		18,084		—		1,695
Kookmin Finance Asia Ltd. (HK) (*1)	700,000	100.00		7,790		—		237
Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00		33,555		49,966		49,966
Kookmin Bank Hong Kong Ltd.	2,000,000	100.00		51,782		69,197		69,246
Sorak Financial Holdings PTE Ltd.	1,422,216	25.00		73,586		86,825		86,825

				184,797		205,988		207,969

Equity investments
KICO No. 2 Venture Investment Partnership (*1)	5,000	55.56		—		134		134
KICO No. 3 Venture Investment Partnership (*1)	9,000	69.23		—		113		113
Pacific IT Investment Partnership (*1)	700	50.00		7,000		3,507		3,507
NPC02-4 Kookmin Venture Fund	100	33.33		10,000		7,294		7,294

				17,000		11,048		11,048

			(Won)	591,853	(Won)	626,990	(Won)	611,777

Securities accounted for using the equity method as of December 31, 2005 were summarized as follows (Unit: In millions):

	No. of shares	Ownership (%)	Acquisition cost		Net asset value		Book value
Domestic stocks
KB Investment Co., Ltd.	8,951,293	99.99	(Won)	155,384	(Won)	85,462	(Won)	85,462
KB Futures Co., Ltd.	3,999,200	99.98		19,996		27,312		27,312
KB Data System Co., Ltd.	799,960	99.99		8,001		17,726		15,582
KB Real Estate Trust	15,999,930	99.99		76,103		80,975		81,068
KB Asset Management	6,134,040	80.00		39,015		52,485		52,485
KB Credit Information	1,249,040	99.73		14,291		28,629		27,837
KB Life Insurance Co., Ltd.	3,060,000	51.00		15,426		12,541		—
KLB Securities Co., Ltd. (*1)	4,854,713	36.41		10,316		—		—
Jooeun Industrial Co., Ltd. (*1)	1,999,910	99.99		23,994		—		—
ING Life Insurance Korea	1,400,000	20.00		21,769		77,529		77,529

				384,295		382,659		367,275

Foreign stocks
Kookmin Bank Singapore Ltd. (*1)	30,000,000	100.00		18,254		—		1,759
Kookmin Finance Asia Ltd. (HK) (*1)	700,000	100.00		8,086		—		246
Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00		34,378		50,523		50,523
Kookmin Bank Hong Kong Ltd.	2,000,000	100.00		53,751		69,907		69,958
Sorak Financial Holdings PTE Ltd.	1,422,216	25.00		74,277		82,401		82,401

				188,746		202,831		204,887

Equity investments
KICO No. 2 Venture Investment Partnership (*1)	5,000	55.56		—		130		130
KICO No. 3 Venture Investment Partnership (*1)	9,000	69.23		—		147		147
Pacific IT Investment Partnership (*1)	700	50.00		7,000		4,950		4,950
NPC02-4 Kookmin Venture Fund	100	33.33		10,000		12,128		12,128

				17,000		17,355		17,355

			(Won)	590,041	(Won)	602,845	(Won)	589,517

(*1)	KLB Securities Co., Ltd., Jooeun Industrial Co., Ltd., Kookmin Bank Singapore Ltd., Kookmin Finance Asia, Ltd., KICO No. 2 Venture Investment Partnership, KICO No. 3 Venture Investment Partnership and Pacific IT Investment Partnership are all in the process of liquidation.
(*2)	The Bank may exercise its voting right at the board meeting or at an equally significant decision making body of the investee.
(*3)	The Bank has significant influence in electing the board member who may participate in the decision making process relating to the financial and business policy of the investee.

(12)	The valuation of securities accounted for using the equity method as of March 31, 2006 was as follows (Unit: In millions):

	Book value before valuation		Increase (Decrease)		Dividend		Foreign currency translation gain (loss)		Equity gain (loss) on investment		Capital adjustments		Book value after valuation
Domestic stocks
KB Investment Co., Ltd.	(Won)	85,462	(Won)	—	(Won)	(2,238)	(Won)	—	(Won)	1,102	(Won)	117	(Won)	84,443
KB Futures Co., Ltd.		27,312		—		—		—		532		(59)		27,785
KB Data System Co., Ltd. (*3)		15,582		—		(2,399)		—		(107)		—		13,076
KB Real Estate Trust		81,068		—		—		—		3,821		—		84,889
KB Asset Management		52,485		—		—		—		4,061		33		56,579
KB Credit Information (*1)		27,837		—		(624)		—		1,729		—		28,942
KB Life Insurance Co., Ltd. (*2, 3 and 4)		—		—		—		—		—		—		—
KLB Securities Co., Ltd. (*2)		—		—		—		—		—		—		—
Jooeun Industrial Co., Ltd. (*2)		—		—		—		—		—		—		—
ING Life Insurance Korea		77,529		—		—		—		7,105		7,446		92,080
Balhae Infrastructure Fund		—		1,261		—		—		6		—		1,267
Korea Credit Bureau Co., Ltd.		—		4,500		—		—		(801)		—		3,699

		367,275		5,761		(5,261)		—		17,448		7,537		392,760

Foreign stocks
Kookmin Bank Singapore Ltd.		1,759		—		—		(64)		—		—		1,695
Kookmin Finance Asia Ltd. (HK)		246		—		—		(9)		—		—		237
Kookmin Bank Int’l Ltd. (London)		50,523		—		—		(1,210)		653		—		49,966

	Book value before valuation		Increase (Decrease)		Dividend		Foreign currency translation gain (loss)		Equity gain (loss) on investment		Capital adjustments		Book value after valuation
Kookmin Bank Hong Kong Ltd.		69,958		—		—		(2,563)		1,848		3		69,246
Sorak Financial Holdings PTE Ltd.		82,401		—		(2,795)		(767)		1,788		6,198		86,825

		204,887		—		(2,795)		(4,613)		4,289		6,201		207,969

Equity Securities
KICO No. 2 Venture Investment Partnership		130		—		—		—		4		—		134
KICO No. 3 Venture Investment Partnership		147		—		—		—		(34)		—		113
Pacific IT Investment Partnership		4,950		(1,496)		—		—		53		—		3,507
NPC02-4 Kookmin Venture Fund		12,128		(3,000)		(2,129)		—		295		—		7,294

		17,355		(4,496)		(2,129)		—		318		—		11,048

	(Won)	589,517	(Won)	1,265	(Won)	(10,185)	(Won)	(4,613)	(Won)	22,055	(Won)	13,738	(Won)	611,777

(*1)	Differences amounting to (Won)1,128 million between the purchase price and the Bank’s proportionate ownership of the net book value of KB Credit Information resulting from an additional purchase of 342,844 shares in October 2004 are credited to gain on valuation of securities accounted for using the equity method equally for five years. The Bank credited (Won)56 million to current operation for the three months ended March 31, 2006 and the balance was (Won)790 million as of March 31, 2006.
(*2)	The equity method is no longer applied to securities of KLB Securities Co., Ltd., KB Life Insurance Co., Ltd and Jooeun Industrial Co., Ltd. due to accumulated deficit resulting to the decrease of their book values below zero. The accumulated deficit and negative change due to the equity method, which was not recorded, are as follows as of March 31, 2006(Unit: In millions):

	Deficit		Negative change due to the equity method		Total
KLB Securities Co., Ltd.	(Won)	4,148	(Won)	—	(Won)	4,148
Jooeun Industrial Co., Ltd.		56,688		—		56,688
KB Life Insurance Co., Ltd.		11,720		5,767		17,487

	(Won)	72,556	(Won)	5,767	(Won)	78,323

(*3)	The significant unrealized income eliminated for the three months ended March 31, 2006 was as follows (Unit: In millions):

	Related accounts	Amount
KB Data System Co., Ltd.	Tangible assets (sales)	(Won)	535
KB Life Insurance Co., Ltd.	Commissions (deferred acquisition cost)		736

		(Won)	1,271

(13)	Significant financial data of companies of which stocks were accounted for using the equity method as of and for the three months ended March 31, 2006 were as follows (Unit: In millions):

	Assets		Liabilities		Sales		Net income (loss)
KB Investment Co., Ltd.	(Won)	89,122	(Won)	4,674	(Won)	2,407	(Won)	1,102
KB Futures Co., Ltd.		63,260		35,470		2,649		532
KB Data System Co., Ltd.		24,074		8,316		12,627		431
KB Real Estate Trust		203,056		118,305		10,650		3,775
KB Asset Management		77,661		6,937		9,713		5,077
KB Credit Information		40,801		11,041		19,881		1,680
KB Life Insurance Co., Ltd.		434,463		407,183		85,125		1,443
ING Life Insurance Korea		7,483,529		7,023,129		712,397		35,525
Balhae Infrastructure Fund		10,058		10		64		48
Korea Credit Bureau Co., Ltd.		41,471		371		1,780		(1,177)
Kookmin Bank Int’l Ltd.(London)		301,274		251,308		4,515		653
Kookmin Bank Hong Kong Ltd.		426,450		357,253		6,283		1,848
Sorak Financial Holdings PTE Ltd.		5,020,274		4,672,968		170,333		11,948
KICO No. 2 Venture Investment Partnership		242		—		—		9
KICO No. 3 Venture Investment Partnership		163		—		—		(49)
Pacific IT Investment Partnership		3,507		—		—		52
NPC02-4 Kookmin Venture Fund		37,574		15,690		883		883

Unaudited financial statements as of March 31, 2006 were used for the equity method valuation. There was no material exception as a result of analytical review, such as analysis of major accounts to assess reliability of those financial statements. However, for ING Life Insurance Korea and Sorak Financial Holdings PTE Ltd., unaudited financial statements as of February 28, 2006, respectively, were used for the equity method valuation. The significant events from the closing dates of investees’ to that of the Bank were properly reflected in applying the equity method.

(14)	Changes in the gain (loss) on valuation of available-for-sale securities, held-to-maturity securities and securities accounted for using the equity method reflected in capital adjustments for the three months ended March 31, 2006 were as follows (Unit: In millions):

	Beginning		Increase (Decrease)		Disposal		Ending
Gain (loss) on valuation of available-for-sale securities
Equity securities	(Won)	454,250	(Won)	15,026	(Won)	(4,241)	(Won)	465,035
Debt securities in Won		32,614		20,750		(8,460)		44,904
Debt securities in foreign currencies		5,867		(1,253)		(2,832)		1,782
Beneficiary certificates		16,858		10,661		(6,677)		20,842
Others		1,779		—		—		1,779

	(Won)	511,368	(Won)	45,184	(Won)	(22,210)	(Won)	534,342

Gain (loss) on valuation of held-to- maturity securities
Debt securities in Won	(Won)	426	(Won)	—	(Won)	(136)	(Won)	290

Gain (loss) on valuation of securities accounted for using the equity method	(Won)	948	(Won)	9,993	(Won)	83	(Won)	11,024

(15)	Securities provided as collateral as of March 31, 2006 were as follows (Unit: In millions):

Provided to	Book value		Collateral amount		Provided for
Korea Securities Depository & others	(Won)	7,112,964	(Won)	7,120,000	Bonds sold under repurchase agreements
BOK		1,152,859		1,150,000	Borrowings from BOK
BOK		329,139		329,900	Overdrafts and settlement risk
Samsung Futures & others		234,469		242,500	Derivative settlement
Other		402		1,628	Other

	(Won)	8,829,833	(Won)	8,844,028

(16)	Securities lent as of March 31, 2006 and December 31, 2005 were as follows (Unit: In millions):

	2006		2005		Provided to
Government and public bonds	(Won)	39,758	(Won)	98,625	Korea Securities Depository
Finance bonds		42,385		35,241	Korea Securities Depository

	(Won)	82,143	(Won)	133,866

5.	LOANS:

(1)	Loans as of March 31, 2006 and December 31, 2005 consisted of (Unit: In millions):

	2006		2005
Loans in Won	(Won)	117,860,232	(Won)	118,565,341
Loans in foreign currencies		5,354,019		5,314,883
Call loans		1,987,961		1,518,948
Bills bought in Won		14,852		18,563
Bills bought in foreign currencies		1,345,742		1,377,085
Advances for customers		10,354		11,321
Credit card receivables		7,283,685		7,571,605
Loans to be swapped to equity		500,000		—
Private placed bonds		4,319,444		3,729,867
Factoring receivables		32,033		32,044

		138,708,322		138,139,657
Allowance for possible loan losses		(2,294,349)		(2,453,275)
Deferred loan origination fees and costs		65,847		52,025

	(Won)	136,479,820	(Won)	135,738,407

(2)	Loans in Won and loans in foreign currencies as of March 31, 2006 and December 31, 2005 were as follows (Unit: In millions):

	2006		2005
Loans in Won
Commercial
Working capital loans
General purpose loans	(Won)	25,151,416	(Won)	24,575,874
Notes discounted		667,572		1,106,112
Overdraft accounts		474,888		279,864
Trading notes		692,107		671,421
Others		4,017,474		3,865,057
		31,003,457		30,498,328

Facilities loans
General facilities loans		3,927,366		3,985,218
Others		1,077,919		1,087,832

		5,005,285		5,073,050

		36,008,742		35,571,378

Households
General purpose loans		42,056,899		42,082,535
Housing loans		38,594,647		39,535,441
Remunerations on mutual installment savings		194,728		232,556
Others		458,001		456,173

		81,304,275		82,306,705

Public sector loans
Public operation loans		504,407		643,141
Public facilities loans		33,873		34,157

		538,280		677,298

Other loans
Property formation loans		6,595		6,748
Inter-bank loans		578		1,274
Others		1,762		1,938

		8,935		9,960

	(Won)	117,860,232	(Won)	118,565,341

Loans in foreign currencies
Domestic funding loans	(Won)	2,477,851	(Won)	2,208,125
Overseas funding loans		530,070		551,049
Inter-bank loans		1,076,312		1,229,064
Domestic usance bills		1,269,780		1,326,629
Government funding loans		6		16

	(Won)	5,354,019	(Won)	5,314,883

(3)	Loans in Won and loans in foreign currencies, classified by borrower type, as of March 31, 2006 were as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	3,186,819	(Won)	2,859,013	(Won)	6,045,832	4.91
Small and medium corporations		32,822,501		2,060,576		34,883,077	28.31
Households		81,312,632		47,528		81,360,160	66.03
Others		538,280		386,902		925,182	0.75

	(Won)	117,860,232	(Won)	5,354,019	(Won)	123,214,251	100.00

Loans in Won and loans in foreign currencies, classified by borrower type, as of December 31, 2005 were as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	3,510,892	(Won)	3,070,368	(Won)	6,581,260	5.31
Small and medium corporations		32,061,760		1,737,745		33,799,505	27.29
Households		82,315,391		56,889		82,372,280	66.49
Others		677,298		449,881		1,127,179	0.91

	(Won)	118,565,341	(Won)	5,314,883	(Won)	123,880,224	100.00

(4)	Loans classified by borrower’s country as of March 31, 2006 were as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Korea	(Won)	117,860,232	(Won)	4,687,726	(Won)	15,177,897	(Won)	137,725,855	99.29
Southeast Asia		—		36,069		1		36,070	0.03
China		—		168,250		150,391		319,181	0.23
Japan		—		237,071		73		237,144	0.17
Central and South America		—		7,248		14		7,262	0.01
Others		—		217,655		165,155		382,810	0.27

	(Won)	117,860,232	(Won)	5,354,019	(Won)	15,494,071	(Won)	138,708,322	100.00

Loans classified by borrower’s country as December 31, 2005 were as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Korea	(Won)	118,565,341	(Won)	4,343,365	(Won)	14,134,599	(Won)	137,043,305	99.21
Southeast Asia		—		77,018		—		77,018	0.05
China		—		362,468		5,065		367,533	0.27
Japan		—		270,131		72		270,203	0.19
Central and South America		—		7,524		19		7,543	0.01
Others		—		254,377		119,678		374,055	0.27

	(Won)	118,565,341	(Won)	5,314,883	(Won)	14,259,433	(Won)	138,139,657	100.00

(5)	Loans classified by industry as of March 31, 2006 were as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Corporations
Finance and insurance	(Won)	865,994	(Won)	1,132,085	(Won)	3,116,971	(Won)	5,115,050	3.69
Manufacturing		11,356,849		1,831,888		2,538,049		15,726,786	11.34
Services		19,325,297		1,348,110		1,713,451		22,386,858	16.14
Others		4,837,330		976,050		1,055,853		6,869,233	4.95
Households		81,312,632		47,528		6,309,568		87,669,728	63.20
Public sector		162,130		18,358		760,179		940,667	0.68

	(Won)	117,860,232	(Won)	5,354,019	(Won)	15,494,071	(Won)	138,708,322	100.00

Loans classified by industry as of December 31, 2005 were as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Corporations
Finance and insurance	(Won)	1,071,914	(Won)	1,286,271	(Won)	2,155,247	(Won)	4,513,432	3.27
Manufacturing		11,468,385		1,825,795		2,469,266		15,763,446	11.41
Services		19,163,721		1,057,966		1,630,228		21,851,915	15.82
Others		4,127,593		1,069,625		979,344		6,176,562	4.47
Households		82,315,391		56,889		6,525,160		88,897,440	64.35
Public sector		418,337		18,337		500,188		936,862	0.68

	(Won)	118,565,341	(Won)	5,314,883	(Won)	14,259,433	(Won)	138,139,657	100.00

(6)	Loans to financial institutions as of March 31, 2006 were as follows (Unit: In millions):

	Bank		Other financial institutions		Total
Loans in Won	(Won)	578	(Won)	865,416	(Won)	865,994
Loans in foreign currencies		1,076,312		55,773		1,132,085
Others		2,546,421		570,550		3,116,971

	(Won)	3,623,311	(Won)	1,491,739	(Won)	5,115,050

Loans to financial institutions as of December 31, 2005 were as follows (Unit: In millions):

	Bank		Other financial institutions		Total
Loans in Won	(Won)	1,274	(Won)	1,070,640	(Won)	1,071,914
Loans in foreign currencies		1,229,064		57,207		1,286,271
Others		1,599,471		555,776		2,155,247

	(Won)	2,829,809	(Won)	1,683,623	(Won)	4,513,432

(7)	Loans applicable to the Corporate Restructuring Promotion Act

As of March 31, 2006, the Bank has loans of (Won)188,976 million to companies under the Corporate Restructuring Promotion Act, including Hyundai Engineering & Construction Co., Ltd., and has provided an allowance of (Won)21,798 million for possible loan losses. The actual collection amounts from those loans may differ from management’s current estimation.

(8)	The classification of asset quality for loans as of March 31, 2006 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Loss		Total
Loans in Won	(Won)	113,561,275	(Won)	2,323,072	(Won)	956,122	(Won)	685,945	(Won)	333,818	(Won)	117,860,232
Loans in foreign currencies		5,249,615		54,558		23,619		25,960		267		5,354,019
Call loans		1,987,961		—		—		—		—		1,987,961
Bills bought		1,352,323		7,575		355		315		26		1,360,594
Advances for customers		731		2,273		1,981		1,958		3,411		10,354
Credit card receivables		6,840,972		291,238		891		112,915		37,669		7,283,685
Loans to be swapped to equity		500,000		—		—		—		—		50,000
Privately placed bonds		4,316,603		967		1,874		—		—		4,319,444
Factoring receivables		30,980		—		491		562		—		32,033

	(Won)	133,840,460	(Won)	2,679,683	(Won)	985,333	(Won)	827,655	(Won)	375,191	(Won)	138,708,322

The classification of asset quality for loans as of December 31, 2005 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Loss		Total
Loans in Won	(Won)	113,720,332	(Won)	2,784,972	(Won)	937,477	(Won)	758,344	(Won)	364,216	(Won)	118,565,341
Loans in foreign currencies		5,197,617		60,553		24,285		31,648		780		5,314,883
Call loans		1,518,948		—		—		—		—		1,518,948
Bills bought		1,388,538		5,009		136		288		1,677		1,395,648
Advances for customers		1,201		439		1,394		2,049		6,238		11,321
Credit card receivables		7,068,006		337,624		895		122,365		42,715		7,571,605
Privately placed bonds		3,727,026		967		1,874		—		—		3,729,867
Factoring receivables		30,990		—		1,054		—		—		32,044

	(Won)	132,652,658	(Won)	3,189,564	(Won)	967,115	(Won)	914,694	(Won)	415,626	(Won)	138,139,657

(9)	The term structure of loans as of March 31, 2006 was as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total
Due in 3 months or less	(Won)	18,539,529	(Won)	2,289,206	(Won)	8,827,110	(Won)	29,655,845
Due after 3 months through 6 months		14,474,173		862,189		904,391		16,240,753
Due after 6 months through 1 year		30,364,016		995,667		1,406,148		32,765,831
Due after 1 year through 2 years		12,640,227		221,220		1,075,761		13,937,208
Due after 2 years through 3 years		10,219,383		388,591		1,707,003		12,314,977
Due after 3 years through 4 years		4,539,956		74,971		46,381		4,661,308
Due after 4 years through 5 years		4,845,508		223,971		200,227		5,269,706
More than 5 years		22,237,440		298,204		1,327,050		23,862,694

	(Won)	117,860,232	(Won)	5,354,019	(Won)	15,494,071	(Won)	138,708,322

(10)	Credit card receivables as collateral

The Bank offers the credit card receivables amounting to (Won)820,815 million (before deducting the allowance) as collateral for the transaction of credit card receivables to SPC as of March 31, 2006.

(11)	The changes in loan origination costs for the three months ended March 31, 2006 were as follows (Unit: In millions):

	Beginning		Increase		Decrease		Ending
Loan origination costs	(Won)	52,025	(Won)	15,534	(Won)	1,712	(Won)	65,847

6. RESTRUCTURING LOANS:

(1)	The loans that were restructured by means of principal reduction, debt-equity swap, interest reduction because of workouts for the three months ended March 31, 2006 were as follows (Unit: In millions):

	Amount before restructuring		Principal exemption		Conversion to equity securities		Interest reduction		Extension of maturity
Workout plan	(Won)	61,449	(Won)	301	(Won)	4,083	(Won)	1,260	(Won)	53,911

(2)	Changes in the present value discounts relating to the outstanding restructured loans for the three months ended March 31, 2006 were as follows (Unit: In millions):

				Present value discounts
	Discount rates (%)	Amount		Beginning balance		Addition		Deduction		Ending balance
Court receivership	5.90~20.98	(Won)	11,660	(Won)	2,035	(Won)	—	(Won)	(84)	(Won)	1,951
Composition	4.90~19.90		8,650		2,238		647		(1,662)		1,223
Workout plan	4.40~28.89		167,470		11,371		3,387		(4,733)		10,025
Others	9.50		32,882		4,371		1		(379)		3,993

		(Won)	220,662	(Won)	20,015	(Won)	4,035	(Won)	(6,858)	(Won)	17,192

If the loans are restructured by means of reduction of interest rates, cash flows of fixed rate loans are discounted by effective interest rates originally agreed upon and cash flows of floating rate loans are discounted by interest rates determined by adding a credit risk premium, which is calculated at the restructuring date, assuming that debtors’ credit at the origination date is effective to the restructuring date, to a benchmark interest rate. The difference between the book value and the present value is presented as an allowance for possible loan losses.

7.	ALLOWANCE FOR POSSIBLE LOAN LOSSES:

(1)	The allowance for possible loan losses as of March 31, 2006 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Loans in Won	(Won)	774,054	(Won)	242,696	(Won)	201,661	(Won)	439,329	(Won)	333,818	(Won)	1,991,558
Loans in foreign currencies		21,047		2,420		7,840		16,214		267		47,788
Bills bought		6,762		382		71		194		26		7,435
Advances for customers		4		46		396		1,162		3,411		5,019
Credit card receivables		74,966		34,949		178		67,749		37,669		215,511
Privately placed bonds		21,583		210		918		—		—		22,711
Factoring receivables		3,948		—		98		281		—		4,327

	(Won)	902,364	(Won)	280,703	(Won)	211,162	(Won)	524,929	(Won)	375,191	(Won)	2,294,349

The allowance for possible loan losses as of December 31, 2005 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Loans in Won	(Won)	777,038	(Won)	293,589	(Won)	198,047	(Won)	493,880	(Won)	364,216	(Won)	2,126,770
Loans in foreign currencies		20,048		2,665		7,264		19,904		780		50,661
Bills bought		6,943		228		27		180		1,677		9,055
Advances for customers		6		9		279		1,469		6,238		8,001
Credit card receivables		77,680		40,515		179		73,419		42,715		234,508
Privately placed bonds		18,635		217		918		—		—		19,770
Factoring receivables		4,299		—		211		—		—		4,510

	(Won)	904,649	(Won)	337,223	(Won)	206,925	(Won)	588,852	(Won)	415,626	(Won)	2,453,275

(2)	The changes in allowance for possible loan losses for the three month ended March 31, 2006 and the year ended December 31, 2005 were as follows (Unit: In millions):

	2006		2005
Beginning balance(*1)	(Won)	2,500,777	(Won)	3,186,095
Provision for possible loan losses		152,415		1,053,088
Reclassification from other allowances (*2)		71		17,501
Collection of previously written-off loans		119,054		452,959
Repurchase of NPLs sold		(1)		15,863
Sales of loans		—		(181,914)
Loans written-off		(422,402)		(2,014,834)
Conversion to equity securities		—		(11,444)
Exemption of loans		(678)		(9,570)
Changes in exchange rates and others		(9,707)		(6,967)

Ending balance (*2)	(Won)	2,339,529	(Won)	2,500,777

(*1)	Allowance for possible loan losses includes present value discounts amounting to (Won)17,192 million and (Won)20,015 million as of March 31, 2006 and December 31, 2005, respectively, and allowances for other assets amounting to (Won)45,180 million and (Won)47,502 million, respectively.

(*2)	Other allowances for credit lines to FNSTAR 4th Securitization Special Co.,Ltd. amounting to (Won)3,216 million were transferred to allowances for loan losses and possible loan losses for KOOKMIN CARD 16TH Securitization Specialty Co.,Ltd. amounting to (Won)3,145 were transferred to other allowance for Credit lines.

(3)	The allowance for possible losses on other assets as of March 31, 2006 and December 31, 2005 is summarized as follows (Unit: In millions):

	2006		2005
Account receivables	(Won)	612	(Won)	659
Suspense receivables		21,225		20,447
Uncollected guarantee deposits for rent		6,720		8,269
Settlement costs for financial accident		14,266		15,844
Derivative instruments		2,357		2,283

	(Won)	45,180	(Won)	47,502

(4)	The allowance for possible loan losses compared to total loans, net of present value discounts, is summarized as follows (Unit: In millions):

	Loans		Allowance for possible loan losses		Percentage (%)
March 31, 2006	(Won)	138,708,322	(Won)	2,294,349	1.65
December 31, 2005		138,139,657		2,453,275	1.78
December 31, 2004		138,839,212		3,118,775	2.25
December 31, 2003		145,040,449		3,910,044	2.70

8.	FIXED ASSETS:

(1)	Fixed assets as of March 31, 2006 and December 31, 2005 consisted of (Unit: In millions):

	2006		2005
Tangible assets	(Won)	3,681,524	(Won)	3,670,603
Less: accumulated depreciation		(1,656,839)		(1,620,892)
accumulated impairment loss		(15,871)		(11,466)
Intangible assets		382,709		398,104
Non-business use property		583		583
Less: valuation allowance		(232)		(230)

	(Won)	2,391,874	(Won)	2,436,702

(2)	Tangible assets as of March 31, 2006 consisted of (Unit: In millions):

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Book value
Land	(Won)	986,452	(Won)	—	(Won)	7,271	(Won)	979,181
Buildings		942,659		165,552		8,600		768,507
Leasehold improvements		192,872		151,502		—		41,370
Equipment and vehicles		1,558,065		1,339,785		—		218,280
Construction in progress		1,476		—		—		1,476

	(Won)	3,681,524	(Won)	1,656,839	(Won)	15,871	(Won)	2,008,814

Tangible assets as of December 31, 2005 consisted of (Unit: In millions):

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Book value
Land	(Won)	986,522	(Won)	—	(Won)	7,109	(Won)	979,413
Buildings		939,204		160,328		4,357		774,519
Leasehold improvements		190,109		145,746		—		44,363
Equipment and vehicles		1,554,613		1,314,818		—		239,795
Construction in progress		155		—		—		155

	(Won)	3,670,603	(Won)	1,620,892	(Won)	11,466	(Won)	2,038,245

(3)	The changes in book value of tangible assets for the three months ended March 31, 2006 were as follows (Unit: In millions):

	Beginning		Acquisition		Replacement		Disposal		Depreciation		Impairment		Change in foreign currencies		Ending
Land	(Won)	979,413	(Won)	—	(Won)	—	(Won)	56	(Won)	—	(Won)	162	(Won)	(14)	(Won)	979,181
Buildings		774,519		—		3,543		40		5,241		4,243		(31)		768,507
Leasehold improvements		44,363		—		3,070		16		6,037		—		(10)		41,370
Equipment and vehicles		239,795		11,193		—		132		32,519		—		(57)		218,280
Construction in progress		155		7,934		(6,613)		—		—		—		—		1,476

	(Won)	2,038,245	(Won)	19,127	(Won)	—	(Won)	244	(Won)	43,797	(Won)	4,405	(Won)	(112)	(Won)	2,008,814

(4)	The published value of land was (Won)1,188,543 million and (Won) 1,059,377 million as of March 31, 2006 and December 31, 2005, respectively, based on the Laws on Disclosure of Land Price and Valuation of Land.

(5)	Tangible assets, which have been insured as of March 31, 2006, were as follows (Unit: In millions):

Type of insurance	Asset insured	Insured amount		Insurance company
Property composite	Buildings	(Won)	622,339	Samsung Fire & Marine Insurance Co., Ltd. & others
	Leasehold improvements		36,544
	Equipment and vehicles		107,924

		(Won)	766,807

(6)	Intangible assets as of March 31, 2006 consisted of (Unit: In millions):

	Acquisition cost		Accumulated amortization		Book value
Goodwill	(Won)	705,108	(Won)	346,025	(Won)	359,083
Others		41,858		18,232		23,626

	(Won)	746,966	(Won)	364,257	(Won)	382,709

(7)	The changes in intangible assets for the three months ended March 31, 2006 were as follows (Unit: In millions):

	Beginning		Increase		Amortization		Ending
Goodwill	(Won)	378,669	(Won)	—	(Won)	19,586	(Won)	359,083
Others		19,435		6,425		2,234		23,626

	(Won)	398,104	(Won)	6,425	(Won)	21,820	(Won)	382,709

(8)	Non-business use properties as of March 31, 2006 consisted of (Unit: In millions):

	Acquisition cost		Valuation allowance		Book value
Non-business use land	(Won)	79	(Won)	55	(Won)	24
Non-business use building		504		177		327

	(Won)	583	(Won)	232	(Won)	351

9.	OTHER ASSETS:

(1)	Other assets as of March 31, 2006 and December 31, 2005 consisted of (Unit: In millions):

	2006		2005
Guarantee deposits paid	(Won)	1,163,411	(Won)	1,164,533
Accounts receivable		3,440,824		466,442
Accrued income		992,582		998,354
Prepaid accounts		70,262		65,519
Prepaid expenses		80,134		43,266
Deferred income tax assets (Note 24)		326,388		353,214
Derivatives assets		1,196,973		1,202,063
Domestic exchange settlement debits		739,882		720,433
Sundry assets		30,552		34,502
Allowances for credit losses		(45,180)		(47,502)

	(Won)	7,995,828	(Won)	5,000,824

(2)	Sundry assets as of March 31, 2006 and December 31, 2005 consisted of (Unit: In millions):

	2006		2005
Receivables on cash sent to other banks	(Won)	—	(Won)	350
Supplies		12,623		14,468
Deposit money to court (*)		17,865		19,514
Asset disposal receivables		—		170
Others		64		—

	(Won)	30,552	(Won)	34,502

(*)	Securities is included in deposit money to court of which book value, face value and fair value are (Won)9,170 million, (Won)9,910 million and (Won)11,289 million, respectively.

10. DEPOSITS:

(1)	Deposits as of March 31, 2006 and December 31, 2005 consisted of (Unit: In millions):

	2006		2005
Deposits in Won	(Won)	115,057,844	(Won)	119,512,556
Deposits in foreign currencies		1,425,814		1,379,133
Negotiable certificates of deposits		7,609,810		5,389,543

	(Won)	124,093,468	(Won)	126,281,232

(2)	Deposits as of March 31, 2006 and December 31, 2005 consisted of (Unit: In millions):

	Interest rate (%)	2006		2005
Demand deposits in Won
Checking deposits	—	(Won)	107,560	(Won)	190,629
Household checking deposits	0.10		436,568		478,851
Temporary deposits	—		3,526,403		3,668,420
Passbook deposits	0.10		12,779,174		13,403,993
Public fund deposits	0.10		154,289		176,397
National Treasury deposits	—		11,863		2,879
Nonresident’s deposit in Won	0.10		21,069		24,898

			17,036,926		17,946,067

Time deposits and savings deposits in Won
Time deposits	2.40 ~ 3.80		56,152,136		57,387,089
Installment savings deposits	3.25 ~ 3.85		1,229,133		1,218,956
Property formation savings	8.50		912		955
Workers’ savings for housing	8.50 ~ 11.50		27		27
Time and savings deposits of non residents in Won	2.40 ~ 3.80		209,948		213,436
General savings deposits	0.10 ~ 3.10		20,026,689		20,151,013
Corporate savings deposits	0.10 ~ 3.00		8,024,805		9,391,238
Long-term savings deposits for workers	11.50 ~ 12.00		5,838		7,388
Long-term housing savings deposits	4.30		2,557,247		2,390,596
Long-term savings for households	11.00		6,000		7,377
Workers’ preferential savings deposits	5.35		843,777		1,097,848
Mutual installment deposits	3.00~3.85		4,570,549		5,120,668
Mutual installment for housing	2.20~3.60		4,395,947		4,582,031

			98,023,008		101,568,622
Loss(gain) on valuation of fair value hedged item (current period portion)			43		(2,133)
Loss(gain) on valuation of fair value hedged item (prior year portion)			(2,133)		—

		(Won)	115,057,844	(Won)	119,512,556

Demand deposits in foreign currencies
Checking deposits	0.00 ~ 3.50	(Won)	35,251	(Won)	51,185
Passbook deposits	0.05		756,958		701,514
Notice deposits	0.00 ~ 6.13		232		241
Temporary deposits	—		1,118		1,300

			793,559		754,240

Time deposits and savings deposits in foreign currencies
Time deposits	0.10 ~ 7.60		630,070		622,887
Installment savings deposits	5.00 ~ 6.50		539		643
Others	—		1,646		1,363

			632,255		624,893

		(Won)	1,425,814	(Won)	1,379,133

Negotiable certificates of deposits	3.35 ~ 4.05	(Won)	7,609,810	(Won)	5,389,543

		(Won)	124,093,468	(Won)	126,281,232

(3)	Deposits with financial institutions as of March 31, 2006 and December 31, 2005 were as follows (Unit: In millions):

	Financial institutions	2006		2005
Deposits in Won	Banks	(Won)	654,463	(Won)	1,023,544
	Others		5,509,591		5,201,307

			6,164,054		6,224,851

Deposits in foreign currencies	Banks		92,282		84,972
	Others		29,780		27,171

			122,062		112,143

		(Won)	6,286,116	(Won)	6,336,994

(4)	Term structure of deposits as of March 31, 2006 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Deposits in Won	(Won)	68,163,069	(Won)	10,743,827	(Won)	25,829,373	(Won)	7,528,165	(Won)	2,793,410	(Won)	115,057,844
Deposits in foreign currencies		1,278,431		101,565		41,580		4,238		—		1,425,814
Negotiable certificate of deposits		3,769,343		3,283,110		549,672		7,685		—		7,609,810

	(Won)	73,210,843	(Won)	14,128,502	(Won)	26,420,625	(Won)	7,540,088	(Won)	2,793,410	(Won)	124,093,468

11.	BORROWINGS:

(1)	Borrowings as of March 31, 2006 and December 31, 2005 consisted of (Unit: In millions):

	2006		2005
Borrowings in Won	(Won)	2,667,682	(Won)	2,608,515
Borrowings in foreign currencies		2,938,161		3,186,803
Bonds sold under repurchase agreements		7,017,678		6,384,308
Bills sold		296,686		296,722
Due to BOK in foreign currencies		361		542
Call money		2,512,450		1,260,446

	(Won)	15,433,018	(Won)	13,737,336

(2)	Borrowings in Won as of March 31, 2006 and December 31, 2005 consisted of (Unit: In millions):

Account	Financial institution	Annual interest rate (%)	2006		2005
Borrowings from the Bank of Korea	BOK	2.25	(Won)	772,168	(Won)	646,308
Borrowings from the Korean government	Ministry of Finance and Economy, and others	0.00 ~ 6.50		594,810		636,948
Borrowings from banking institutions	Industrial Bank of Korea	3.40 ~ 4.50		101,827		115,437
Borrowings from National Housing Fund	National Housing Fund	8.00		1,796		2,004
Borrowings from Non-banking financial institutions	Korea Development Bank	2.00 ~ 4.00		3,766		4,353
Other borrowings	Small Business Corporation and others	2.00 ~ 7.00		1,193,315		1,203,465

			(Won)	2,667,682	(Won)	2,608,515

(3)	Borrowings in foreign currencies as of March 31, 2006 and December 31, 2005 consisted of (Unit: In millions):

Account	Financial institution	Annual interest rates (%)	2006		2005
Due to banks	Citibank. N. A. and others	—	(Won)	33,702	(Won)	42,954
Borrowings from banking institutions	Sumitomo Mitsui Banking Co., Ltd. and others	0.21 ~ 5.27		1,754,835		1,857,330
Off-shore borrowings in foreign currencies	United Overseas Bank NY IBF and others	4.47 ~ 5.16		367,496		401,197
Other borrowings from banking institutions	IBRD	5.23		8,634		10,466
Other borrowings in foreign currencies	Person, organization & corporations	—		773,494		874,856

			(Won)	2,938,161	(Won)	3,186,803

(4)	Bonds sold under repurchase agreements, bills sold and due to BOK in foreign currencies as of March 31, 2006 and December 31, 2005 consisted of the following (Unit: In millions):

Account	Financial institution	Annual interest rates (%)	2006		2005
Bonds sold under repurchase agreements in Won	Person & group, corporations	3.15 ~ 4.25	(Won)	7,017,678	(Won)	6,384,308
Bills sold	Teller’s Sales	3.25 ~ 4.00		296,686		296,722
Due to the Bank of Korea in foreign currencies	BOK	4.55 ~ 5.07		361		542

			(Won)	7,314,725	(Won)	6,681,572

(5)	Call money as of March 31, 2006 and December 31, 2005 consisted of (Unit: In millions):

Account	Financial institution	Annual interest rates (%)	2006		2005
Won	Samsung Life Insurance Co., Ltd. and others	3.65 ~ 3.90	(Won)	1,274,300	(Won)	984,100
Foreign currencies	Abu Dhabi Commercial Bank and others	0.03 ~ 4.96		1,238,150		276,346

			(Won)	2,512,450	(Won)	1,260,446

(6)	Borrowings in Won, borrowings in foreign currencies and others with financial institutions as of March 31, 2006 were as follows (Unit: In millions):

	Won		Foreign currencies		Due to BOK & call money		Total
BOK	(Won)	772,168	(Won)	—	(Won)	361	(Won)	772,529
Banks		101,827		2,156,033		1,270,150		3,528,010
Others		3,766		8,634		1,242,300		1,254,700

	(Won)	877,761	(Won)	2,164,667	(Won)	2,512,811	(Won)	5,555,239

Borrowings in Won, borrowings in foreign currencies and others with financial institutions as of December 31, 2005 were as follows (Unit: In millions):

	Won		Foreign currencies		Due to BOK & call money		Total
BOK	(Won)	646,308	(Won)	—	(Won)	542	(Won)	646,850
Banks		115,437		2,301,481		276,346		2,693,264
Others		4,353		10,466		984,100		998,919

	(Won)	766,098	(Won)	2,311,947	(Won)	1,260,988	(Won)	4,339,033

(7)	Term structure of borrowings as of March 31, 2006 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Borrowings in Won	(Won)	836,373	(Won)	61,819	(Won)	156,843	(Won)	692,256	(Won)	920,391	(Won)	2,667,682
Borrowings in foreign currencies		1,171,874		880,095		541,178		327,207		17,807		2,938,161
Bonds sold under repurchase agreements		3,616,053		1,783,098		1,610,717		7,810		—		7,017,678
Bills sold		269,582		25,985		1,119		—		—		296,686
Due to the BOK in foreign currencies		100		261		—		—		—		361
Call money		2,512,450		—		—		—		—		2,512,450

	(Won)	8,406,432	(Won)	2,751,258	(Won)	2,309,857	(Won)	1,027,273	(Won)	938,198	(Won)	15,433,018

12.	DEBENTURES:

(1)	Debentures as of March 31, 2006 and December 31, 2005 consisted of (Unit: In millions):

	2006		2005
Debentures in Won	(Won)	18,324,010	(Won)	15,528,273
Less: Discount on debentures		(67,509)		(35,368)
Debentures in foreign currencies		1,234,600		1,051,990
Addition: Premiums on debentures		2,515		3,092

	(Won)	19,493,616	(Won)	16,547,987

(2)	Debentures in Won as of March 31, 2006 and December 31, 2005 consisted of (Unit: In millions):

	Annual interest rate (%)	2006		2005
Hybrid debentures	6.00 ~ 7.00	(Won)	903,668	(Won)	903,668
Structured debentures	4.29 ~ 8.62		416,572		208,131
Subordinated fixed rate debentures in Won	4.19 ~ 15.02		6,732,679		5,794,072
KCC subordinated fixed rate debentures	7.10 ~ 8.00		205,000		205,000
KCC fixed rate debentures	5.54 ~ 7.80		290,000		390,000
Fixed rate debentures	3.14 ~ 6.44		9,809,227		8,068,146

			18,357,146		15,569,017
Loss (gain) on valuation of fair value hedged items (current period portion)			7,608		(44,494)
Loss (gain) on valuation of fair value hedged items (prior year portion)			(40,744)		3,750

			18,324,010		15,528,273
Discounts on debentures			(67,509)		(35,368)

		(Won)	18,256,501	(Won)	15,492,905

(3)	Hybrid debentures and subordinated debentures as of March 31, 2006 and December 31, 2005 were as follows (Unit: In millions):

	Issued date	Expiration date	Annual interest rate (%)	2006		2005
Subordinated fixed rate debentures in Won	Sep-95 ~ Dec-00	Sep -98 ~ Feb-02	—	(Won)	47,281	(Won)	1,009,529
	Nov-98	Nov-09	15.02		104,900		104,900
	Dec-00	Nov-10~Dec-10	9.57 ~ 9.65		162,051		162,051
	May-01	Feb-07	7.6 ~ 7.65		200,000		200,000
	Jun-01	Mar-08 ~ Mar-09	7.68 ~ 7.86		377,529		377,529
	Aug-01	Aug-07	6.69 ~ 6.73		100,000		100,000
	Sep-01	Mar-08	6.69 ~ 6.73		150,000		150,000
	Mar-02	Jan-08	7.06 ~ 7.10		241,684		241,684
	Jul-02	Jan-08	6.96 ~ 7.00		302,399		302,399
	Sep-02	Mar-08 ~ Mar-13	6.27 ~ 6.70		500,000		500,000
	Nov-02	May-08 ~ May-13	6.07 ~ 6.55		558,775		558,775
	Dec-02	Jan-08	8.00		110,000		110,000
	Dec-02	Jun-08 ~ Dec-14	6.20 ~ 6.65		180,370		180,370
	Jan-03	Feb-08	7.65		50,000		50,000
	Mar-03	Apr-08	7.10		45,000		45,000
	Oct-03	Jan-09 ~ Jan-14	5.18 ~ 5.60		449,051		449,051
	Feb-04	Aug-09 ~ Aug-14	5.65 ~ 6.16		700,000		700,000
	Sep-04	Dec-18	5.12		57,784		57,784
	Dec-04	Jun-10	4.19 ~ 4.20		700,000		700,000
	Mar-06	Jan-12	5.67 ~ 5.70		1,900,855		—

					6,937,679		5,999,072

Hybrid debentures	Jun-03	Jun-33	6.00		105,145		105,145
	Aug-03	Aug-33	7.00		533,355		533,355
	Oct-03	Oct-33	6.80		265,168		265,168

					903,668		903,668

				(Won)	7,841,347	(Won)	6,902,740

(4)	Debentures in foreign currencies as of March 31, 2006 and December 31, 2005 were as follows (Unit: In millions):

	Annual interest rate (%)	2006		2005
Floating rates debentures	0.14 ~ 5.27	(Won)	751,842	(Won)	550,365
Fixed rates debentures	2.37 ~ 4.63		499,146		517,234

			1,250,988		1,067,599
Gain (loss) on valuation of fair value hedged items (current period portion)			(779)		(8,181)
Gain (loss) on valuation of fair value hedged items (prior year portion)			(15,609)		(7,428)

			1,234,600		1,051,990
Premiums on debentures			3,425		4,076
Discounts on debentures			(910)		(984)

		(Won)	1,237,115	(Won)	1,055,082

(5)	Term structure of debentures as of March 31, 2006 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Debentures in Won	(Won)	2,989,926	(Won)	2,234,419	(Won)	3,279,755	(Won)	4,237,225	(Won)	5,582,685	(Won)	18,324,010
Debentures in foreign currencies		47,160		16,634		265,042		571,444		334,320		1,234,600

	(Won)	3,037,086	(Won)	2,251,053	(Won)	3,544,797	(Won)	4,808,669	(Won)	5,917,005	(Won)	19,558,610

13.	OTHER LIABILITIES:

Other liabilities as of March 31, 2006 and December 31, 2005 consisted of (Unit: In millions):

	2006		2005
Accrued severance benefits (Note 15)	(Won)	419,798	(Won)	387,491
Less: Severance insurance deposits (Note 15)		(237,753)		(236,529)
Allowance for possible losses on acceptances and guarantees (Note 14)		9,691		10,141
Due to trust accounts		932,489		1,059,469
Guarantees deposits received		112,471		109,454
Accounts payable		3,706,479		834,510
Accrued expenses		4,325,374		4,872,756
Advances from customers		306,830		360,766
Unearned revenues		86,032		79,652
Withholding taxes		79,408		83,262
Accounts for agency business		277,018		110,982
Domestic exchange settlement loans		190,867		538,799
Derivatives liabilities		1,070,540		1,070,996
Agency		1,921,140		272,838
Sundry liabilities (Note 16)		1,054,950		1,098,907

	(Won)	14,255,334	(Won)	10,653,494

14.	ACCEPTANCES AND GUARANTEES AND ALLOWANCES FOR POSSIBLE LOSSES:

(1)	Acceptances and guarantees as of March 31, 2006 and December 31, 2005 were as follows (Unit: In millions):

Types	2006		2005
Confirmed acceptances and guarantees in Won
Payment guarantee for issuance of debentures	(Won)	767	(Won)	768
Payment guarantee for loans		34,515		34,527
Others		361,297		352,946

		396,579		388,241

Confirmed acceptances and guarantees in foreign currencies
Acceptances on letters of credit		99,916		86,170
Acceptances for letters of guarantee for importers		50,017		68,272
Guarantees for performance of contracts		62,554		68,692
Guarantees for bids		3,398		4,004
Guarantees for borrowings		51,350		48,091
Guarantees for repayment of advances		780,542		761,489
Others		403,030		364,601

		1,450,807		1,401,319

		1,847,386		1,789,560

Unconfirmed acceptances and guarantees
Letters of credit		1,192,634		1,092,825
Others		752,781		879,367

		1,945,415		1,972,192

Bills Endorsed		5,843		10,910

	(Won)	3,798,644	(Won)	3,772,662

(2)	Acceptances and guarantees, by customer, as of March 31, 2006 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Large corporations	(Won)	1,350,099	(Won)	1,306,933	(Won)	44	(Won)	2,657,076	69.95
Small and medium corporations		401,397		593,855		5,629		1,000,881	26.35
Public sector and others		94,006		44,571		170		138,747	3.65
Foreign customer		1,884		56		—		1,940	0.05

	(Won)	1,847,386	(Won)	1,945,415	(Won)	5,843	(Won)	3,798,644	100.00

Acceptances and guarantees, by customer, as of December 31, 2005 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Large corporations	(Won)	1,383,240	(Won)	1,354,723	(Won)	470	(Won)	2,738,433	72.59
Small and medium corporations		401,455		612,302		10,149		1,023,906	27.14
Public sector and others		2,652		5,088		291		8,031	0.21
Foreign customer		2,213		79		—		2,292	0.06

	(Won)	1,789,560	(Won)	1,972,192	(Won)	10,910	(Won)	3,772,662	100.00

(3)	Acceptances and guarantees, by industry, as of March 31, 2006 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Public sector	(Won)	774,080	(Won)	743,911	(Won)	132	(Won)	1,518,123	39.96
Finance		299,236		5,114		—		304,350	8.01
Service		381,334		364,561		1,921		747,816	19.69
Manufacturing		280,754		796,787		3,790		1,081,331	28.47
Others		111,982		35,042		—		147,024	3.87

	(Won)	1,847,386	(Won)	1,945,415	(Won)	5,843	(Won)	3,798,644	100.00

Acceptances and guarantees, by industry, as of December 31, 2005 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Public sector	(Won)	707,759	(Won)	867,544	(Won)	—	(Won)	1,575,303	41.76
Finance		389,019		10,311		—		399,330	10.58
Service		277,569		403,005		4,228		684,802	18.15
Manufacturing		298,596		663,200		6,350		968,146	25.66
Others		116,617		28,132		332		145,081	3.85

	(Won)	1,789,560	(Won)	1,972,192	(Won)	10,910	(Won)	3,772,662	100.00

(4)	Acceptances and guarantees, by country, as of March 31, 2006 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Korea	(Won)	1,562,492	(Won)	1,945,369	(Won)	5,843	(Won)	3,513,704	92.50
Japan		153		—		—		153	0.00
France		283,011		—		—		283,011	7.45
Others		1,730		46		—		1,776	0.05

	(Won)	1,847,386	(Won)	1,945,415	(Won)	5,843	(Won)	3,798,644	100.00

Acceptances and guarantees, by country, as of December 31, 2005 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Korea	(Won)	1,455,270	(Won)	1,972,113	(Won)	10,910	(Won)	3,438,293	91.14
France		293,770		—		—		293,770	7.79
USA		40,520		—		—		40,520	1.07
Others		—		79		—		79	0.00

	(Won)	1,789,560	(Won)	1,972,192	(Won)	10,910	(Won)	3,772,662	100.00

(5)	Allowance for possible losses on acceptances and guarantees as of March 31, 2006 was as follows (Unit: In millions):

	Confirmed acceptances and guarantees				Unconfirmed acceptances and guarantees		Bills endorsed		Total
	Won		Foreign currencies
Normal	(Won)	390,856	(Won)	1,434,118	(Won)	1,919,203	(Won)	5,843	(Won)	3,750,020
Precautionary		5,096		14,314		13,671		—		33,081
Substandard		289		2,231		5,396		—		7,916
Doubtful		16		143		303		—		462
Estimated loss		322		1		6,842		—		7,165 7

	(Won)	396,579	(Won)	1,450,807	(Won)	1,945,415	(Won)	5,843	(Won)	3,798,644

Allowance for possible losses		1,111		3,974		4,577		29		9,691

Ratio (%)		0.28		0.27		0.24		0.50		0.26

Allowance for possible losses on confirmed acceptances and guarantees as of December 31, 2005 were as follows (Unit: In millions):

	Confirmed acceptances and guarantees				Unconfirmed acceptances and guarantees		Bills endorsed		Total
	Won		Foreign currencies
Normal	(Won)	382,574	(Won)	1,387,575	(Won)	1,943,043	(Won)	10,572	(Won)	3,723,764
Precautionary		3,658		11,335		12,573		299		27,865
Substandard		50		2,194		8,445		—		10,689
Doubtful		1,888		209		1,198		39		3,334
Estimated loss		71		6		6,933		—		7,010 7

	(Won)	388,241	(Won)	1,401,319	(Won)	1,972,192	(Won)	10,910	(Won)	3,772,662

Allowance for possible losses		1,395		3,640		5,028		78		10,141

Ratio (%)		0.36		0.26		0.25		0.71		0.27

(6)	The percentage of allowance for possible losses on acceptances and guarantees and others as of March 31, 2006 and December 31, 2005, 2004 and 2003 was as follows (Unit: In millions):

	Guarantees and acceptances and others		Allowance		Percentage (%)
March 31, 2006	(Won)	3,798,644	(Won)	9,691	0.26
December 31, 2005(*)		3,772,662		10,141	0.27
December 31, 2004		975,788		1,150	0.12
December 31, 2003		800,297		1,074	0.13

(*)	Pursuant to the amended Supervisory Regulation of Banking Business, the Bank extended the scope of allowance for possible losses since 2005.

15.	ACCRUED SEVERANCE BENEFITS:

The changes in accrued severance benefits for the three months ended March 31, 2006 were as follows (Unit: In millions):

	Beginning		Provision		Payment		Other changes		Ending
Accrued severance benefits	(Won)	387,491	(Won)	38,556	(Won)	6,244	(Won)	(5)	(Won)	419,798
Severance insurance deposits		(236,529)		(2,344)		(1,120)		—		(237,753)

	(Won)	150,962	(Won)	36,212	(Won)	5,124	(Won)	(5)	(Won)	182,045

As of March 31, 2006, part of severance benefits was contributed to pension funds of Kyobo Life Insurance Co., Ltd. and others in which the beneficiary is a respective employee.

16.	SUNDRY LIABILITIES:

(1)	Sundry liabilities as of March 31, 2006 and December 31, 2005 consisted of (Unit: In millions):

	2006		2005
Borrowings for others’ business	(Won)	107,543	(Won)	128,567
Foreign currency bills payable		48,410		38,645
Prepaid card and debit card liabilities		9,027		8,540
Subscription deposits		34,555		45,904
Other allowances		854,342		875,835
Others		1,073		1,416

	(Won)	1,054,950	(Won)	1,098,907

(2)	Other allowances as of March 31, 2006 and December 31, 2005 consisted of (Unit: In millions):

	2006		2005
Loss on branch closure	(Won)	138	(Won)	167
Mileage rewards		82,291		85,876
Credit commitments to SPC (Note 19)		360,008		384,724
KAMCO loans sold (Note 19)		243		241
Dormant accounts		23,238		27,035
KP Chemical loans sold		4,029		4,029
Unused credit limit		345,211		342,281
Others		39,184		31,482

	(Won)	854,342	(Won)	875,835

The unused credit limit for other allowances amounts to (Won)73,279,889 million as of March 31, 2006.

17.	SHAREHOLDERS’ EQUITY:

(1)	Capital stock

As of March 31, 2006 and December 31, 2005, the Bank has 1 billion common shares authorized with a par value per share of (Won)5,000 and 336,379,116 shares issued. The Bank’s major shareholders were Euro-Pacific Growth Fund (16,659,610 shares, 4.95 percent) and ING Bank N.V. Amsterdam (13,650,001 shares, 4.06 percent) as of March 31, 2006.

As a result of the legal consolidation with H&CB, the registered shareholders of both the Bank and H&CB, as of October 31, 2001, received 179,775,233 shares and 119,922,229 shares, respectively. The new shares were distributed based on an exchange ratio of one new Bank share each for 1.688346 old Bank shares and one new Bank share for one H&CB share. The new shares were listed on the Korea Stock Exchange on November 9, 2001. Furthermore, as a result of the merger with Kookmin Credit Co., Ltd., the Bank issued 8,120,431 shares.

Under the General Banking Act, if a single entity, other than the government or a foreign investor, owns more than 4 percent of total outstanding voting shares, that entity’s voting rights are limited to 4 percent shareholding.

(2)	Capital surplus

The capital surplus as of March 31, 2006 and December 31, 2005 were as follows (Unit: In millions):

	2006		2005
Paid-in-capital in excess of par value	(Won)	5,655,840	(Won)	5,655,840
Gain on business combination		397,669		397,669
Revaluation increment		177,229		177,229
Gain on disposal of treasury stock		27,559		24,048

	(Won)	6,258,297	(Won)	6,254,786

The gain on business combination was due to the difference between the business combination consideration and the net asset value acquired from the merger with KLB on December 31, 1998.

(3)	Retained earnings

1)	Appropriations of retained earnings for the year ended December 31, 2005 as resolved at the general meeting of shareholders on March 24, 2006 are summarized as follows (Unit: In millions):

	Amount
Retained earnings before appropriations:
Accumulated deficits carried over from prior years	(Won)	(194,772)
Net income		2,252,218

Appropriations:
Legal reserve		225,300
Discretionary appropriated retained earnings		1,646,500
Other reserves		698
Cash dividends		184,889

Unappropriated retained earnings carried forward to the subsequent year	(Won)	59

2)	Legal reserve

The Korean Banking Law requires a bank to appropriate at least 10 percent of net income after income tax to legal reserve, until such reserve equals 100 percent of its paid-in capital. This reserve is not available for payment of cash dividends; however, it can be used to reduce deficit or be transferred to capital.

3)	Reserve for financial structure improvement (voluntary reserve)

In 2002, the Finance Supervisory Service recommended banks to appropriate at least 10 percent of net income after accumulated deficit to reserve for financial structure improvement, until simple capital ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce deficit or be transferred to capital.

4)	Retained earnings appropriated for accumulated deficit

The Bank appropriated voluntary reserve amounting to (Won)754,900 million to offset accumulated deficit, pursuant to the approval at the shareholders’ meeting on March 23, 2004.

(4)	Capital adjustments

1)	Capital adjustments as of March 31, 2006 and December 31, 2005 were as follows (Unit: In millions):

	2006		2005
Treasury stock	(Won)	—	(Won)	(9,660)
Gain on valuation of available-for-sale securities		534,342		511,368
Gain on valuation of held-to-maturity securities		290		426
Gain on gain on valuation of securities using the equity method		15,727		13,282
Loss on gain on valuation of securities using the equity method		(4,703)		(12,334)
Stock option		—		3,888

	(Won)	545,656	(Won)	506,970

2)	The changes of capital adjustments for the three months ended March 31, 2006 were as follows (Unit: In millions):

	Beginning balance		Changes		Disposal or realized		Ending balance
Treasury stock	(Won)	(9,660)	(Won)	—	(Won)	9,660	(Won)	—
Gain on valuation of available-for-sale securities		511,368		45,184		(22,210)		534,342
Gain on valuation of held-to-maturity securities		426		—		(136)		290
Change due to the equity method		948		9,993		83		11,024
Stock option		3,888		—		(3,888)		—

	(Won)	506,970	(Won)	55,177	(Won)	(16,491)	(Won)	545,656

18.	STOCK OPTIONS:

(1)	The Bank granted stock options to executives including the president over the years. When the stock options are exercised, the Bank has the option to settle either through issuance of new shares or treasury stock, or through payment of cash equivalent to the difference between the market price and the exercise price. In accordance with the resolution of the Board of Directors on August 23, 2005, the Bank has changed the settlement method from granting the treasury stock to paying cash equivalent to the difference between the market price and the exercise price only after the remaining treasury stock is exhausted. Accordingly, stock options against 217,935 shares of treasury stock, which the Bank owned as of December 31, 2005, were recorded using the fair value method accounting, and the other stock options were recorded using intrinsic value method accounting. Stock options that are settled through the issuance of shares were entirely exercised in 2006, and the remaining stock options as of March 31, 2006 are entirely those that are settled through payment of cash equivalent to the difference between the market price and the exercise price.

The details of the stock options as of March 31, 2006 were as follows:

	Grant date	Granted shares				Exercise price		Exercise period
		Granted	Forfeited	Exercised	Outstanding
Series 2	01.03.15	214,975	16,882	86,543	111,550	(Won)	28,027	04.03.16 ~09.03.15
Series 5	00.02.28	267,000	65,218	201,782	—		27,600	03.03.01 ~06.02.28
Series 6	01.03.24	111,000	38,624	54,168	18,208		25,100	04.03.25 ~07.03.24
Series 7	01.11.16	850,000	200,000	500,000	150,000		51,200	04.11.17 ~09.11.16
Series 8-1 (*1)	02.03.22	132,000	89,753	421	41,826		57,100	05.03.23 ~10.03.22

	Grant date	Granted shares				Exercise price		Exercise period
		Granted	Forfeited	Exercised	Outstanding
Series 8-2 (*2)	02.03.22	490,000	180,691	35,744	273,565	(Won)	57,100	05.03.23 ~10.03.22
Series 9 (*2)	02.07.26	30,000	6,101	—	23,899		58,800	05.07.27 ~10.07.26
Series 10-1(*1)	03.03.21	140,000	76,557	10,000	53,443		46,268	06.03.22 ~11.03.21
Series 10-2 (*2)	03.03.21	180,000	91,097	—	88,903		35,500	06.03.22 ~11.03.21
Series 11(*2)	03.08.27	30,000	24,909	—	5,091		40,500	06.08.28 ~11.08.27
Series 12 (*2)	04.02.09	85,000	9,461	—	75,539		46,100	07.02.10 ~12.02.09
Series 13-1(*1)	04.03.23	20,000	—	—	20,000		48,650	07.03.24 ~12.03.23
Series 13-2 (*2)	04.03.23	10,000	—	—	10,000		47,200	07.03.24 ~12.03.23
Series 14 (*1 & 2)	04.11.01	700,000	—	—	700,000		53,300	07.11.02 ~12.11.01
Series 15-1(*1)	05.03.18	165,000	29,741	—	135,259		61,595	08.03.19 ~13.03.18
Series 15-2 (*2)	05.03.18	765,000	169,931	—	595,069		46,800	08.03.19 ~13.03.18
Series 16 (*2)	05.04.27	15,000	—	—	15,000		45,700	08.04.28 ~13.04.27
Series 17 (*2)	05.07.22	30,000	—	—	30,000		49,200	08.07.23 ~13.07.22
Series 18 (*2)	05.08.23	15,000	—	—	15,000		53,000	08.08.24 ~13.08.23
Series 19 (*1)	06.03.24	940,000	—	—	940,000		72,500	07.03.25 ~14.03.25
Kookmin Credit Card-1 (*3)	01.03.22	22,146	—	—	22,146		71,538	04.03.23 ~11.03.22
Kookmin Credit Card -2 (*1 & 3)	02.03.29	9,990	—	—	9,990		129,100	04.03.30 ~11.03.29

		5,222,111	998,965	888,658	3,334,488

(*1)	The exercise price is adjusted by reflecting the increase in average stock price index of banking industry as of March 31, 2006.
(*2)	As the actual number of exercisable granted shares is determined in accordance with the management performance for the contract period of service, the number of granted shares used for the calculation of compensation cost is computed based on the assumption that the performance result falls into the highest level in the bracket.
(*3)	The Bank took over the stock options granted by Kookmin Credit Card Co., Ltd. of which the exercise price and number of shares were adjusted in proportion to the merger ratio.

(2)	The compensation costs, as of March 31, 2006 were as follows (Unit: In millions):

	Amount
Total compensation cost of stock options	(Won)	73,020
Reflected compensation cost		42,820

Compensation cost to be reflected	(Won)	30,200

The Bank recognized (Won)9,845 million of compensation cost for the three months ended March 31, 2006.

19.	CONTINGENCIES AND COMMITMENTS:

(1)	The Bank holds written-off loans, of which the claim for borrowers and guarantors have not been terminated , amounting to (Won)8,002,620 million and (Won)7,743,273 million as of March 31, 2006 and December 31, 2005, respectively.

(2)	As of March 31, 2006, the Bank has entered into commitments to provide credit line of (Won)3,013,559 million and to purchase commercial papers amounting to (Won)1,089,100 million with several special purpose companies. Under these commitments, the Bank extended (Won)170,526 million of loans to the companies and recognized (Won)360,008 million of expected loss as other allowance. The Bank has no balance of commitment to purchase commercial papers as of March 31, 2006. In addition, the Bank has (Won)105,671 million of outstanding commitments to provide foreign currency loans as of March 31, 2006.

(3)	The Bank entered into the business cooperation agreements with Woori Credit Card, Citibank and Nonghyup for the credit card business. Accordingly, the Bank shares the related revenue from such business operation.

(4)	As of March 31, 2006, the Bank has provided allowances of (Won)243 million for losses from possible future repurchase of loans, which the Bank sold to Korea Asset Management Corporation (“KAMCO”) for (Won)679 million.

(5)	As of March 31, 2006 and December 31, 2005, the Bank recorded receivables amounting to (Won)3,335,554 million and (Won)383,838 million, and payables amounting to (Won)3,334,908 million and (Won)383,550 million for unsettled foreign currency spot transactions.

(6)	As of March 31, 2006, the Bank faces 128 pending legal actions involving aggregate damages of (Won)340,919 million. On the other hand, the Bank has filed 197 lawsuits, which are still pending, with aggregate claims of (Won)184,359 million. Management believes that the actions against the Bank are without merit and that the ultimate liability, if any, will not materially affect the Bank’s financial position.

(7)	The notional amounts outstanding for derivative contracts as of March 31, 2006 and December 31, 2005 were as follows (Unit: In millions):

Type	2006						2005
	Trading		Hedge		Total		Trading		Hedge		Total
Interest rate:
Interest rate forwards	(Won)	265,903	(Won)	—	(Won)	265,903	(Won)	303,250	(Won)	—	(Won)	303,250
Interest rate futures		1,839,347		—		1,839,347		695,443		—		695,443
Interest rate swaps		34,849,333		1,770,988		36,620,321		33,487,799		1,581,097		35,068,896
Interest rate options purchased		298,795		—		298,795		300,650		—		300,650
Interest rate options sold		588,795		—		588,795		640,650		—		640,650

		37,842,173		1,770,988		39,613,161		35,427,792		1,581,097		37,008,889

Currency:
Currency forwards		68,387,519		—		68,387,519		58,354,822		—		58,354,822
Currency futures		2,514,309		—		2,514,309		2,419,652		—		2,419,652
Currency swaps		5,103,979		—		5,103,979		4,796,740		—		4,796,740
Currency options purchased		9,471		—		9,471		119,345		—		119,345
Currency options sold		952		—		952		73,056		—		73,056

		76,016,230		—		76,016,230		65,763,615		—		65,763,615

Stock:
Stock index futures		51,391		—		51,391		13,567		—		13,567
Stock options purchased		1,866,814		—		1,866,814		2,746,364		—		2,746,364
Stock options sold		2,016,927		—		2,016,927		2,754,603		—		2,754,603

		3,935,132		—		3,935,132		5,514,534		—		5,514,534

Other:
Gold index purchased		58,957		—		58,957		146,268		—		146,268
Gold index sold		58,957		—		58,957		146,268		—		146,268

		117,914		—		117,914		292,536		—		292,536

	(Won)	117,911,449	(Won)	1,770,988	(Won)	119,682,437	(Won)	106,998,477	(Won)	1,581,097	(Won)	108,579,574

For transaction between Won and foreign currencies, unsettled amount of transaction is presented using the basic foreign exchange rate based on the contract amount in foreign currencies. For transaction between foreign currencies and foreign currencies, unsettled amount is presented using the basic foreign exchange rate based on foreign currencies purchased.

March 31, 2006

Type	Gain valuation (P/L)						Loss valuation (P/L)						Gain (loss) on valuation (B/S)
	Trading		Hedge		Total		Trading		Hedge		Total		Assets		Liability
Interest rate:
Interest rate forwards	(Won)	21	(Won)	—	(Won)	21	(Won)	60	(Won)	—	(Won)	60	(Won)	21	(Won)	54
Interest rate swaps		66,027		9,526		75,553		75,612		2,654		78,266		196,051		203,386
Interest rate options purchased		469		—		469		561		—		561		2,686		—
Interest rate options sold		810		—		810		88		—		88		—		1,458

		67,327		9,526		76,853		76,321		2,654		78,975		198,758		204,898

Currency:
Currency forwards		425,149		—		425,149		447,343		—		447,343		547,753		587,876
Currency swaps		121,918		—		121,918		69,824		—		69,824		397,269		220,748
Currency options purchased		6		—		6		114		—		114		2		265
Currency options sold		1		—		1		3		—		3		34		4

		547,074		—		547,074		517,284		—		517,284		945,058		808,893

Stock:
Stock option purchased		4,821		—		4,821		2,364		—		2,364		53,108		—
Stock option sold		3,562		—		3,562		4,818		—		4,818		—		56,700

		8,383		—		8,383		7,182		—		7,182		53,108		56,700

Other:
Gold index purchased		—		—		—		46		—		46		49		—
Gold index sold		46		—		46		—		—		—		—		49

		46		—		46		46		—		46		49		49

	(Won)	622,830	(Won)	9,526	(Won)	632,356	(Won)	600,833	(Won)	2,654	(Won)	603,487	(Won)	1,196,973	(Won)	1,070,540

March 31, 2005

Type	Gain valuation (P/L)						Loss valuation (P/L)						Gain (loss) on valuation(B/S)
	Trading		Hedge		Total		Trading		Hedge		Total		Assets		Liability
Interest rate
Interest rate forwards	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	6	(Won)	3
Interest rate swaps		202,971		—		202,971		177,362		22,635		199,997		231,275		242,745
Interest rate options purchased		435		—		435		2,380		—		2,380		2,778		—
Interest rate options sold		2,781		—		2,781		723		—		723		—		2,179

		206,187		—		206,187		180,465		22,635		203,100		234,059		244,927

Currency:
Currency forwards		506,004		—		506,004		589,655		—		589,655		607,398		584,155
Currency swaps		37,019		—		37,019		37,667		—		37,667		298,431		179,250
Currency options purchased		56		—		56		283		—		283		117		1,011
Currency options sold		125		—		125		16		—		16		618		42

		543,204		—		543,204		627,621		—		627,621		906,564		764,458

Stock:
Stock option purchased		4,124		—		4,124		5,199		—		5,199		61,345		—
Stock option sold		5,412		—		5,412		4,245		—		4,245		—		61,516

		9,536		—		9,536		9,444		—		9,444		61,345		61,516

Other:
Gold index purchased		400		—		400		—		—		—		95		—
Gold index sold		—		—		—		280		—		280		—		95

		400		—		400		280		—		280		95		95

	(Won)	759,327	(Won)	—	(Won)	759,327	(Won)	817,810	(Won)	22,635	(Won)	840,445	(Won)	1,202,063	(Won)	1,070,996

The Bank uses various derivative instruments for its trading activities, including interest rate and foreign exchange swaps, futures, forwards and options, to manage the interest rate characteristics of certain assets or liabilities and to economically hedge against the effects of fluctuations in interest rates or foreign exchange rates.

The Bank holds derivative instruments accounted for as fair value hedges applied to debentures, subordinated bonds, structured bonds and structured deposits. As of March 31, 2006, the Bank recognized (Won)2,654 million of gains and (Won)9,526 million of losses on valuation of fair value hedged items. In addition, the interest rate swap covers the fair value changes of the hedged items resulted from the fluctuation in interest rate and foreign exchange rate.

20.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES:

Assets and liabilities denominated in foreign currencies as of March 31, 2006 and December 31, 2005 were as follows:

	2006				2005
	USD equivalent (In thousands)		KRW equivalent (In millions)		USD equivalent (In thousands)		KRW equivalent (In millions)
Assets:
Foreign currencies	US$	166,047	(Won)	162,046	US$	148,473	(Won)	150,402
Due from banks-foreign currencies		506,400		494,196		531,036		537,941
Securities-foreign currencies		781,256		762,423		768,890		778,887
Loans in foreign currencies		5,486,238		5,354,019		5,246,674		5,314,883
Bills bought in foreign currencies		1,378,975		1,345,742		1,359,412		1,377,085
Call loans in foreign currencies		620,413		605,461		49,307		49,948

Liabilities:
Deposits-foreign currencies	US$	1,461,025	(Won)	1,425,814	US$	1,361,435	(Won)	1,379,133
Borrowings-foreign currencies		3,010,719		2,938,161		3,145,906		3,186,803
Due to BOK		370		361		535		542
Call money in foreign currencies		1,268,726		1,238,150		272,800		276,346
Debentures-foreign currencies		1,265,089		1,234,600		1,038,490		1,051,990
Foreign exchange remittance pending		49,605		48,410		38,149		38,645

(*)	Foreign currencies other than U.S. dollars were translated into U.S. dollars at the appropriate exchange rates at balance sheet dates.

21.	INTEREST REVENUE AND EXPENSES:

The average balance of the interest bearing assets and liabilities, and the related interest revenue and expenses as of and for the three months ended March 31, 2006 and 2005 were as follows (Unit: In millions):

	2006					2005
	Average balance		Interest revenue /expense		Interest rate (%)	Average balance		Interest revenue /expense		Interest rate (%)
Assets
Due from banks(*)	(Won)	555,271	(Won)	5,011	3.66	(Won)	1,012,312	(Won)	6,186	2.48
Securities		27,228,426		316,842	4.72		21,235,156		239,201	4.57
Loans		138,085,804		2,544,672	7.47		137,709,774		2,528,297	7.45

	(Won)	165,869,501	(Won)	2,866,525	7.01	(Won)	159,957,242	(Won)	2,773,684	7.03

Liabilities
Deposits	(Won)	123,236,196	(Won)	784,922	2.58	(Won)	124,902,642	(Won)	831,707	2.70
Borrowings		16,159,023		145,090	3.64		10,696,376		74,990	2.84
Debentures		17,006,534		227,432	5.42		21,676,151		291,211	5.45

	(Won)	156,401,753	(Won)	1,157,444	3.00	(Won)	157,275,169	(Won)	1,197,908	3.09

(*)	Excluding the average balance of reserve deposits with BOK

22.	GENERAL AND ADMINISTRATIVE EXPENSES:

(1)	General and administrative expenses for the three months ended March 31, 2006 and 2005 were as follows (Unit: In millions):

	2006		2005
Salaries	(Won)	330,565	(Won)	378,378
Provision for severance benefits		38,556		38,424
Other employee benefits		88,761		80,608
Rent		21,499		21,864
Depreciation and amortization		65,617		77,086
Taxes and dues		33,103		32,661
Advertising		11,823		7,052
Development expenses		32,920		32,658
Other general and administrative expenses		72,095		65,909

	(Won)	694,939	(Won)	734,640

(2)	Other general and administrative expenses for the three months ended March 31, 2006 and 2005 were as follows (Unit: In millions):

	2006		2005
Communication	(Won)	9,567	(Won)	9,369
Electricity and utilities		4,250		4,123
Publication		5,086		4,660
Repairs maintenance		1,988		3,070
Vehicle		6,912		6,964
Travel		833		730
Training		4,852		2,914
Other		38,607		34,079

	(Won)	72,095	(Won)	65,909

23.	NON-OPERATING INCOME AND EXPENSES:

(1)	Non-operating income and expenses for the three months ended March 31, 2006 and 2005 consisted of (In millions):

	2006		2005
Non-operating income:

Gain on disposal of tangible assets	(Won)	46	(Won)	68
Reversal of tangible assets impairment loss		1,050		500
Rental income		808		790
Gain on valuation of securities accounted for using the equity method		22,997		25,629
Gain on disposal of available-for-sale securities		38,421		75,039
Reversal of impairment loss on available-for-sale securities		2,317		—
Gain on sale of loans		—		62
Others		56,231		46,875

	(Won)	121,870	(Won)	148,963

	2006		2005
Non-operating expenses:
Loss on disposal of tangible assets	(Won)	147	(Won)	1,347
Impairment loss on tangible assets		5,455		—
Loss on valuation of securities accounted for using the equity method		942		7,692
Loss on disposal of available-for-sale securities		4,738		9,135
Impairment loss on available-for-sale securities		3,335		4,629
Loss on sale of loans		—		26
Severance benefits		1,956		255,326
Others		27,095		19,094

	(Won)	43,668	(Won)	297,249

24.	INCOME TAX EXPENSE:

(1)	The differences between pretax accounting income and taxable income pursuant to Korean Corporate Income Tax Law for the three months ended March 31, 2006 and 2005 are summarized as follows (Unit: In millions):

	2006				2005
Income before income tax			(Won)	1,124,349			(Won)	522,662
Taxable and non-deductible items
Temporary difference	(Won)	1,841,218			(Won)	1,932,118
Permanent difference		705,290		2,546,508		7,671		1,939,789

Deductible and non-taxable items
Temporary difference		(1,938,255)				(1,138,758)
Permanent difference		(623,202)		(2,561,457)		(174,763)		(1,313,521)

Taxable income			(Won)	1,109,400			(Won)	1,148,930

(2)	The tax effects on temporary differences and tax loss carryforwards that gave rise to significant portions of the deferred income tax assets for the three months ended March 31, 2006 were as follows (Unit: In millions):

	Korean Won
	Beginning balance (*)		Deduction		Addition		Ending balance
Loss on fair value hedges	(Won)	(58,096)	(Won)	(58,096)	(Won)	(51,838)	(Won)	(51,838)
Allowance for loan losses		46,396		—		—		46,396
Accrued interest		(349,024)		(349,024)		(303,746)		(303,746)
Tangible asset impairment losses		11,466		11,466		15,871		15,871
Deferred loan organization fee and cost		(52,025)		(52,025)		(65,846)		(65,846)
Interest on ELD		31,108		10,971		11,073		31,210
Stock options		46,905		46,905		42,820		42,820
Allowance for possible losses on acceptances and guarantees		10,141		10,141		9,691		9,691
Valuation loss on derivatives financial instruments		(94,654)		(94,654)		(94,844)		(94,844)
Goodwill		(378,669)		(19,586)		—		(359,083)
Discount present value		1,713		1,713		1,535		1,535
Dividends from SPC		260,409		1,575		13,037		271,871
Others		1,825,682		1,328,402		1,162,998		1,660,278

		1,301,352	(Won)	837,788	(Won)	740,751		1,204,315

The exclusion of deferred income tax
Goodwill		(378,669)						(359,083)
Dividends from SPC		260,409						271,872
Others		93,248						104,659

		1,326,364						1,186,867
Statutory tax rate		27.5%						27.5%

Deferred income tax assets	(Won)	364,750					(Won)	326,388

(*)	The final tax return was reflected in the beginning deferred income tax assets.

(3)	Income tax expense for the three months ended March 31, 2006 and 2005 is summarized as follows (Unit: In millions):

	2006		2005
Income tax currently payable	(Won)	305,082	(Won)	315,881
Changes in deferred tax assets		38,362		30,423
Retained earnings and other capital surplus adjustments		(22,101)		(163,982)
Income tax expense of overseas branch		25		71

Income tax expense	(Won)	321,368	(Won)	182,393

(4)	The statutory income tax rates applicable to the Bank, including resident tax surcharges, are 27.5 percent for the three months ended March 31, 2006 and 2005, respectively. However, due to tax adjustments, the effective tax rates for three months ended March 31, 2006 and 2005 are 28.58 percent and 34.90 percent, respectively.

25.	EARNINGS PER SHARE:

(1)	Ordinary income per share and net income per share

Ordinary income per share and net income per share were calculated for common stock by dividing ordinary income and net income available to common shareholders by the weighted average number of outstanding common stock. In case the stock options are exercised during the three months ended March 31, 2006, the outstanding common shares are calculated on the assumption that the treasury stock are disposed of on the exercised date.

Net income per share for common stock for the three months ended March 31, 2006 was computed as follows:

1)	Outstanding capital stock

	Number of shares	Number of shares x number of days
Number of common shares outstanding-beginning balance	336,379,116	30,274,120,440
Number of treasury stock outstanding-beginning balance	(217,935)	(19,614,150)
Sale of treasury stock	217,935	17,416,606

	336,379,116	30,271,922,896

Weighted average number of common shares outstanding : 30,271,922,896 ÷ 90 days = 336,354,699 shares

2)	The basic net income per share for the three months ended March 31, 2006 was as follows (Unit: In won)

	Common shares
Net income (=ordinary income)	(Won)	802,981,195,749
Weighted average number of common shares outstanding		336,354,699

Net income per share	(Won)	2,387

Ordinary income per share	(Won)	2,387

The ordinary income for the three months ended March 31, 2006 equals to net income because there is no extraordinary item.

Basic net income (ordinary income) per share for the year ended December 31, 2005 was (Won) 6,977.

(2)	Diluted ordinary income per share and diluted net income per share

Diluted net income and ordinary income per share for the three months ended March 31, 2006 represent diluted net income and diluted ordinary income divided by the number of common shares and diluted securities.

Diluted net income (ordinary income) per share for the three months ended March 31, 2006 was computed as follows:

1)	Diluted net income (ordinary income) (*1) : (Won)802,981,195,749

2)	Number of common shares and diluted securities: 336,354,699+ 9,345 (*2) = 336,364,044 (shares)

3)	Diluted net income (ordinary income) per share : (Won)802,981,195,749÷ 336,364,044 (shares) = (Won)2,387

(*1)	The stock options included in the diluted shares have no effect on net income because the contracted service period has expired as of December 31, 2005.
(*2)	The treasury stock in stock options included in diluted shares.

Diluted net income (ordinary income) per share for the year ended December 31, 2005 was (Won) 6,973.

26.	TRUST ACCOUNTS:

(1)	As of March 31, 2006 and 2005, major financial information related to the trust accounts were as follows (Unit : In millions)

	2006		2005(*)
Operating revenue of trust operation:
Trust fees and commissions from trust accounts	(Won)	22,029	(Won)	44,352
Commissions from early redemption in trust accounts		6		7

	(Won)	22,035	(Won)	44,359

Operating expenses of trust operation:
Interest expense on borrowings from trust accounts	(Won)	9,376	(Won)	7,996

Assets:
Accrued receivable trust fees	(Won)	79,284	(Won)	64,480

Liabilities:
Borrowings from trust accounts	(Won)	932,489	(Won)	1,059,469

(*)	The amount of receivables and borrowings are as of December 31, 2005.

(2)	Trust accounts for which the Bank provided the guarantees for a fixed rate of return and the repayment of principal consisted of following (Unit: In millions):

	Name of fund	Book value		Fair value
Trust accounts guaranteeing the repayment of principal:	Old age pension (*1)	(Won)	18,143	(Won)	18,029
	Personal pension (*1)		2,261,165		2,224,179
	Pension trust		373,152		373,152
	Retirement trust		376,705		376,705
	New personal pension		65,524		65,524
	New old age pension		169,516		169,516

			3,264,205		3,227,105

Trust accounts guaranteeing a fixed rate of return and the repayment of principal:	Development money trust (*1)		59,429		59,413
	Unspecified monetary trust (*1)		154		154

			59,583		59,567

		(Won)	3,323,788	(Won)	3,286,672

(*1)	These funds were not stated at fair value but at book value.

27.	SEGMENT INFORMATION:

(1)	As of March 31, 2006 and December 31, 2005, the Bank’s operating segments are consumer banking, corporate banking, credit card operation, treasury operation of investment in securities (including derivatives) and funding, and other operations of general administration and trust. Geographical segment are segregated into two segments: domestic and overseas operations.

As of and for the three months ended March 31, 2006, financial information on the Bank’s operating segments was as follows (Unit: In millions):

	Consumer		Corporate		Credit card		Capital market		Other		Total
Securities	(Won)	—	(Won)	213,040	(Won)	141,228	(Won)	30,187,540	(Won)	2,403,992	(Won)	32,945,800
Loans	(Won)	80,127,048	(Won)	46,325,944	(Won)	6,445,811	(Won)	3,532,362	(Won)	48,655	(Won)	136,479,820

Operating income before provisioning	(Won)	559,180	(Won)	187,809	(Won)	302,732	(Won)	(25,873)	(Won)	165,904	(Won)	1,189,752

As of December 31, 2005 and for the three months ended March 31, 2005, financial information on the Bank’s operating segments was as follows (Unit: In millions):

	Consumer		Corporate		Credit card		Capital market		Other		Total
Securities	(Won)	—	(Won)	210,078	(Won)	142,527	(Won)	27,654,319	(Won)	2,543,375	(Won)	30,550,299
Loans	(Won)	81,110,421	(Won)	44,485,500	(Won)	7,373,912	(Won)	2,736,564	(Won)	32,010	(Won)	135,738,407

Operating income before provisioning	(Won)	513,051	(Won)	227,053	(Won)	316,876	(Won)	(49,656)	(Won)	13,358	(Won)	1,020,682

(2)	Financial information on the Bank’s geographical segments as of and for the three months ended March 31, 2006 was as follows (Unit: In millions):

	Domestic		Overseas		Total
Securities	(Won)	32,945,800	(Won)	—	(Won)	32,945,800
Loans	(Won)	136,016,013	(Won)	463,807	(Won)	136,479,820

Operating income before provisioning	(Won)	1,185,068	(Won)	4,684	(Won)	1,189,752

Financial information on the Bank’s geographical segments as of December 31, 2005 and for the three months ended March 31, 2005 was as follows (Unit: In millions):

	Domestic		Overseas		Total
Securities	(Won)	30,550,299	(Won)	—	(Won)	30,550,299
Loans	(Won)	135,246,463	(Won)	491,944	(Won)	135,738,407

Operating income before provisioning	(Won)	1,015,897	(Won)	4,785	(Won)	1,020,682

28.	RELATED PARTY TRANSACTIONS:

(1)	The subsidiaries of the Bank as of March 31, 2006 and December 31, 2005 were as follows:

Subsidiaries
Domestic	KB Investment Co., Ltd.
KB Futures Co., Ltd.
KB Data System Co., Ltd.
KB Asset Management Co., Ltd.
KB Real Estate Trust Co., Ltd.
KB Credit Information Co., Ltd.
KB Life Insurance Co., Ltd.
NPC 02-4 Kookmin Venture Fund
Overseas	Kookmin Bank International Ltd.(London)
Kookmin Bank HongKong Ltd.

(2)	The various employee benefits for the major directors for the three months ended March 31,2006 were as follows (Unit: In millions):

	Short-term employee benefits		Stock option		Total
Registered officers( Standing)	(Won)	2,579	(Won)	3,012	(Won)	5,591
Registered officers( Non- Standing)		142		375		517

	(Won)	2,721	(Won)	3,387	(Won)	6,108

(3)	Significant balances with related parties as of March 31,2006 and December 31, 2005 were as follows (Unit: In millions):

	2006
	Assets		Allowance		Liabilities
Subsidiaries
Trust accounts (trust accounts guaranteeing a fixed rate of return and the repayment of principal)	(Won)	67,216	(Won)	—	(Won)	94,145
KB Investment Co., Ltd.		—		—		13,878
KB Futures Co., Ltd.		42		—		14,169
KB Data System Co., Ltd.		54		—		14,682
KB Asset Management Co., Ltd.		113		—		22,196
KB Real Estate Trust Co., Ltd.		27,827		138		1,463
KB Credit Information Co., Ltd.		84		—		25,185
KB Life Insurance Co., Ltd.		2,474		—		4,075
NPC 02-4 Kookmin Venture Fund		5,129		—		20,406
Kookmin Bank International Ltd. (London)		218,238		—		35,844
Kookmin Bank Hong Kong Ltd.		201,957		49		12,738

		523,134		187		258,781

Investee under the equity method
Pacific IT Investment Partnership		—		—		20
Jooeun Industrial Co., Ltd.		64,029		14,727		—

		64,029		14,727		20

	(Won)	587,163	(Won)	14,914	(Won)	258,801

	2005
	Assets		Allowance		Liabilities
Subsidiaries
Trust accounts (trust accounts guaranteeing a fixed rate of return and the repayment of principal)	(Won)	57,658	(Won)	—	(Won)	128,147
KB Investment Co., Ltd.		—		—		20,096
KB Futures Co., Ltd.		1,874		—		13,899
KB Data System Co., Ltd.		50		—		14,021
KB Asset Management Co., Ltd.		114		—		21,861
KB Real Estate Trust Co., Ltd.		18,532		92		1,418
KB Credit Information Co., Ltd.		191		—		22,405
KB Life Insurance Co., Ltd.		1,620		—		793
NPC 02-4 Kookmin Venture Fund		—		—		19,327
Kookmin Bank International Ltd. (London)		247,919		—		54,436
Kookmin Bank Hong Kong Ltd.		123,460		51		24,641

		451,418		143		321,044

Investee under the equity method
Pacific IT Investment Partnership		—		—		1,639
Jooeun Industrial Co., Ltd.		65,927		15,163		—

		65,927		15,163		1,639

	(Won)	517,345	(Won)	15,306	(Won)	322,683

(4)	Significant transactions with related parties for the three months ended March 31, 2006 and 2005 were as follows (Unit: In millions):

	2006
	Revenue		Bad debt expenses		Expenses
Subsidiaries
Trust accounts (trust accounts guaranteeing a fixed rate of return and the repayment of principal)	(Won)	9,558	(Won)	—	(Won)	781
KB Investment Co., Ltd.		—		—		150
KB Futures Co., Ltd.		5		—		421
KB Data System Co., Ltd.		16		—		5,677
KB Asset Management Co., Ltd.		189		—		202
KB Real Estate Trust Co., Ltd.		426		46		—
KB Credit Information Co., Ltd.		64		—		17,992
KB Life Insurance Co., Ltd.		6,889		—		—
NPC 02-4 Kookmin Venture Fund		—		—		157
Kookmin Bank International Ltd. (London)		2,492		—		1,015
Kookmin Bank Hong Kong Ltd.		2,137		—		655

		21,776		46		27,050

Investee under the equity method
Pacific IT Investment Partnership		—		—		7
Jooeun Industrial Co., Ltd.		—		(436)		—

		—		(436)		7

	(Won)	21,776	(Won)	(390)	(Won)	27,057

	2005
	Revenue		Bad debt expenses		Expenses
Subsidiaries
Trust accounts (trust accounts guaranteeing a fixed rate of return and the repayment of principal)	(Won)	31,133	(Won)	—	(Won)	1,083
KB Investment Co., Ltd.		—		—		124
KB Futures Co., Ltd.		25		—		419
KB Data System Co., Ltd.		—		—		3,712
KB Asset Management Co., Ltd.		—		—		263
KB Real Estate Trust Co., Ltd.		559		(11)		—
KB Credit Information Co., Ltd.		2		—		12,086
KB Life Insurance Co., Ltd.		9,293		—		22
NPC 02-4 Kookmin Venture Fund		—		—		—
Kookmin Bank International Ltd. (London)		1,486		—		1,484
Kookmin Bank Hong Kong Ltd.		1,122		—		353

		43,620		(11)		19,546

Investee under the equity method
Pacific IT Investment Partnership		—		—		—
Jooeun Industrial Co., Ltd.		—		(293)		—

		—		(293)		—

	(Won)	43,620	(Won)	(304)	(Won)	19,546

29.	EMPLOYEE BENEFITS:

The Bank has employee benefits programs, such as support for rent of houses, scholarship, medical insurance, accident compensation, compensated leave, gym facilities and other benefits.

30.	CASH FLOWS:

(1)	Cash flows from operating activities are presented by the indirect method.

(2)	The cash and due from banks in the statements of cash flows for the three months ended March 31, 2006 and 2005 were as follows (Unit : In millions)

	2006		2005
Cash on hand	(Won)	2,290,291	(Won)	2,320,305
Foreign currencies		162,046		133,778
Due from banks in Won		3,549,339		2,461,554
Due from banks in foreign currencies		494,196		713,183

		6,495,872		5,628,820
Restricted due from banks		(3,601,435)		(2,258,399)

	(Won)	2,894,437	(Won)	3,370,421

(3)	Significant transactions not involving cash inflows and outflows for the three months ended March 31, 2006 were as follows (Unit : In millions)

	2006
Write-offs of loans and decrease of loans from principal reduction	(Won)	427,849
Increase in available-for-sale securities resulting from the debt to equity swap		866
Changes in capital adjustments from valuation of securities		22,974
Changes in capital adjustments from valuation of securities under the equity method.		10,076

31.	Due Diligence on Korea Exchange Bank:

The Bank has been chosen as the preferred bidder for the controlling majority stake of the Korea Exchange Bank (KEB) on March 23, 2006. The due diligence on KEB is currently underway to review its valuation, but the final result cannot presently be determined.